

STATION CASINOS INC.®

2001 ANNUAL REPORT

Station Casinos is the premier provider of gaming and entertainment for residents of the Las Vegas Valley. Our franchise currently includes eight major gaming and entertainment complexes and two smaller casinos. We operate more casinos and gaming devices in Las Vegas than any other company. Our properties are easily accessible from anywhere in the Las Vegas Valley, with more than 80 percent of the population living within a 5-mile radius of one of our properties. Nearly all of our properties are master-planned for expansion, enabling us to incrementally build upon our existing assets as demand dictates. We also own or control what we believe is the best portfolio of undeveloped, gaming-entitled real property in the Las Vegas locals' market.

	Location	Acreage	Slots	Tables	Rooms	Restaurants	Fast-Food Outlets	Movie Screens	Bowling Lanes	Child Care	Covered Parking	Opening/ Acquisition Date
PALACE STATION	Las Vegas, NV	39	2,100	44	1,014	7	5	—	—	—	1,900	7/76
BOULDER STATION	Las Vegas, NV	46	3,070	41	300	5	7	11	—	Yes	1,900	8/94
TEXAS STATION	North Las Vegas, NV	47	2,775	40	200	5	7	18	60	Yes	3,500	7/95
SUNSET STATION	Henderson, NV	96	3,113	55	467	7	7	13	—	Yes	2,900	6/97
SANTA FE STATION	Las Vegas, NV	38	2,295	28	200	4	6	—	60	—	1,500	10/00
GREEN VALLEY RANCH STATION	Henderson, NV	40	2,493	49	201	7	6	10	—	—	1,600	12/01
FIESTA RANCHO	North Las Vegas, NV	25	1,813	21	100	6	5	—	—	—	1,000	1/01
FIESTA HENDERSON	Henderson, NV	46	1,546	26	224	4	—	—	—	—	—	1/01
WILD WILD WEST	Las Vegas, NV	19	248	6	260	1	—	—	—	—	—	7/98
BARLEY'S CASINO & BREWERY	Henderson, NV	—	199	8	—	1	—	—	—	—	—	1/96
TOTALS		[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	52	120		[illegible]	

Financial Highlights

(in thousands except per share amounts)	Years Ended December 31, 2001	2000	1999	Transition period 1998[3]	Year Ended March 31, 1998
Statement of Operations Data:					
Net revenues	$ 839,361	$ 991,678	$ 942,469	$ 642,214	$ 769,610
Operating income before nonrecurring items[1]	$ 149,591	$ 210,501	$ 166,306	$ 94,707	$ 95,052
Operating income	$ 140,839	$ 242,812	$ 28,871	$ 64,696	$ 84,186
Net income (loss) applicable to common stock	$ 19,369	$ 93,505	$ (44,758)	$ (17,531)	$ (12,441)
Earnings (loss) per common share	$ 0.32	$ 1.48	$ (0.76)	$ (0.33)	$ (0.23)
EBITDA, As Adjusted[2]	$ 219,167	$ 273,847	$ 236,970	$ 147,682	$ 162,466
EBITDA, As Adjusted[2], adjusted for the Sunset equipment lease	$ 219,167	$ 273,847	$ 242,890	$ 154,186	$ 168,708
Weighted average common shares outstanding	60,037	63,116	58,692	52,968	52,964
Balance Sheet Data:					
Capital expenditures	$ 450,088	$ 358,763	$ 76,379	$ 99,460	$ 134,385
Total assets	$1,656,122	$1,440,428	$1,276,273	$1,531,925	$1,300,216
Long-term debt	$1,237,090	$ 989,625	$ 942,480	$1,147,266	$ 900,226
Stockholders' equity	$ 248,904	$ 288,887	$ 216,801	$ 269,406	$ 286,887

(1) Nonrecurring items include preopening expenses, gain on sale of properties, impairment loss, Missouri/Nevada investigations and fines and restructuring charge.

(2) "EBITDA, As Adjusted" consists of operating income plus depreciation, amortization, preopening expenses, gain on sale of properties, impairment loss, Missouri/Nevada investigations and fines and restructuring charge. The Company believes that in addition to cash flows and net income, EBITDA, As Adjusted is a useful financial performance measurement for assessing the operating performance of the Company. Together with net income and cash flows, EBITDA, As Adjusted provides investors with an additional basis to evaluate the ability of the Company to incur and service debt and incur capital expenditures. To evaluate EBITDA, As Adjusted and the trends it depicts, the components should be considered. The impact of interest, taxes, depreciation, amortization, preopening expenses, gain on sale of properties, impairment loss, Missouri/Nevada investigations and fines and restructuring charge, each of which can significantly affect the Company's results of operations and liquidity and should be considered in evaluating the Company's operating performance, cannot be determined from EBITDA, As Adjusted. Further, EBITDA, As Adjusted does not represent net income or cash flows from operating, investing and financing activities as defined by generally accepted accounting principles ("GAAP") and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income, as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. In addition, it should be noted that not all gaming companies that report EBITDA or adjustments to such measures may calculate EBITDA, or such adjustments in the same manner as the Company, and therefore, the Company's measures of EBITDA, As Adjusted may not be comparable to similarly titled measures used by other gaming companies.

(3) On November 6, 1998, the Company filed Form 8-K announcing its change in fiscal year end from March 31 of each year to December 31 of each year. This change is effective for the nine month period ended December 31, 1998 (the "Transition Period 1998").

NET REVENUES–
MAJOR LAS VEGAS
OPERATIONS
(in thousands)



1997
$432,894
1998
$526,854
1999
$584,852
2000
$627,968
2001
$797,213

CAGR 16.5% (a)

EBITDA–
MAJOR LAS VEGAS
OPERATIONS
(in thousands)



1997
$127,230
1998
$158,981
1999
$192,597
2000
$211,252
2001
$240,003

CAGR 17.2% (a)

(a) Compound Annual Growth Rate



CLARK COUNTY
POPULATION
(in thousands)
1995
1,036
1996
1,116
1997
1,192
1998
1,255
1999
1,344
CAGR 6.6% (a)
2000
1,426

Source: University of Nevada Las Vegas Center for Business and Economic Research

Henderson, North Las Vegas, and Las Vegas were the nation's fourth, fifth and tenth-fastest-growing cities during the 1990's, with growth rates of 170 percent, 142 percent and 85 percent, respectively, according to the U.S. Census Bureau.



LOCALS MARKET
GAMING REVENUES
(in millions)
1995
$1,023
1996
$1,157
1997
$1,249
1998
$1,457
1999
$1,610
2000
$1,790
2001
$1,868
CAGR 10.8% (a)
2002e
$2,100

Source: Estimated using Nevada Gaming Control Board Revenue Reports

The Las Vegas locals' market is the fourth largest gaming market in the United States, with revenue growth outpacing local population growth. We believe this increase in revenue growth results from two factors: (1) greater convenience offered by casinos located closer to the population and (2) the transformation of locals' casinos into regional entertainment malls with movie theaters, nationally recognized food outlets, and numerous entertainment venues.



PROJECTED CLARK COUNTY
POPULATION
(in thousands)
2000
1,426
2005e
1,720
2010e
1,895

Source: University of Nevada Las Vegas Center for Business and Economic Research

An expected population of 1.9 million by 2010 represents a 27 percent increase in population in the Las Vegas locals' market over the next eight years.



LOCALS' MARKET SUPPLY
(GAMING DEVICES)
(in thousands)
1995
27.1
1996
29.0
1997
32.4
1998
36.8
1999
36.3
2000
41.0
2001
44.1
Station Casinos
2002e
49.6
Total Market

Source: Estimated using Nevada Gaming Control Board Revenue Reports

Growth in locals' market gaming supply is expected to be extremely limited over the next three years. Over the longer term, Senate Bill 208 is expected to limit locals gaming market supply.

a) Compound Annual Growth Rate


SOUTHERN NEVADA INDEX OF LEADING ECONOMIC INDICATORS
1995 119.7
1996 122.0
1997 123.6
1998 123.8
1999 126.8
2000 128.1

Source: University of Nevada Las Vegas Center for Business and Economic Research

The index of leading economic indicators, as compiled by the University of Nevada, Las Vegas, demonstrates the remarkable growth of the local economy.

> "WE CURRENTLY OPERATE MORE HOTEL/CASINOS AND MORE GAMING DEVICES IN THE LAS VEGAS VALLEY THAN ANY OTHER GAMING COMPANY, AND OUR ASSETS ARE IN A MARKET WITH CONSTRAINTS ON FUTURE GAMING SUPPLY."


TOTAL EMPLOYMENT LAS VEGAS METROPLOITAN AREA
(in thousands)
1995 566
1996 620
1997 650
1998 692
1999 741
2000 781
CAGR 6.7% (a)

Source: Nevada Department of Employment, Training and Rehabilitation

The growth in overall employment in the Las Vegas metropolitan area has been fueled, in part, by a diversification of the local economy. Hotels, gaming, and recreation as a category of employment has declined from 29 percent of total employment in 1993 to 24 percent today.


CLARK COUNTY RETIREE POPULATION
(in thousands)
1995 156
1996 168
1997 169
1998 188
1999 236
2000 261
CAGR 10.8% (a)

Source: University of Nevada Las Vegas Center for Business and Economic Research

The growth in the retiree population in the Las Vegas Valley has outpaced total population growth in the valley.

(a) Compound Annual Growth Rate

We believe the growth in gaming supply in the Las Vegas locals' market has been limited by Senate Bill 208. Enacted in 1997, this legislation identified a limited number of gaming enterprise districts and classifications of real property wherein future gaming development would be permitted. Demand for locals gaming continues to grow, fueled by the expanding population in the Las Vegas Valley. According to the U.S. Census Bureau, during the 1990's, the Las Vegas Valley was the fastest-growing metropolitan area in the country.

THE LAS VEGAS VALLEY-HOUSEHOLD INCOME, POPULATION AND GROWTH BY REGION


Household Income ($ in thousands)
2000 Population
Population CAGR(a)
(1991-2000)
$55.6 307,056 13%
Northwest
Santa Fe Station
Northeast
$33.9 190,853 7%
Fiesta
Texas Station
Palace Station
Central West
$43.9 229,373 4%
Boulder Station
Central East
$35.0 348,173 2%
South West
$53.0 32,388 14%
Sunset Station
South East
$55.5 261,620 12%
Fiesta Henderson
Green Valley Ranch Station

The Northwest and Southeast portions of the Las Vegas Valley accounted for 64 percent of the valley's growth from 1991 to 2000. We believe these areas will continue to outpace the overall growth in the Las Vegas metropolitan area.

LAS VEGAS' POPULATION GREW AT A 6% COMPOUND ANNUAL GROWTH RATE FROM 1991 TO 2000

(a) Compound Annual Growth Rate

"Nevada still fastest-growing state"

For decades, weather and more vibrant economies have drawn more people to Southern and Western states than any other regions of the country.

–LAS VEGAS REVIEW JOURNAL, December 2001

"Las Vegas economic growth leads nation in '90s"

–LAS VEGAS REVIEW JOURNAL, July 2001

"LV sets new-home sales mark"

Builders' sales hit 22,940 for 2001

–LAS VEGAS REVIEW JOURNAL, January 2002

"Reports: Las Vegas job market growing—national survey suggest local employers expect to increase size of work force"

LAS VEGAS REVIEW JOURNAL, March, 2002

"Fastest growing city—it's Las Vegas"

LAS VEGAS TOPS CHARTS OF CENSUS FIGURES FOR THE PAST 10 YEARS.

–LAS VEGAS REVIEW JOURNAL, April 2001


CASINO
HOTEL CASINO

STATION CASINOS

In 1976, Station Casinos pioneered the market that it leads today—the $2.1 billion Las Vegas locals' market. Our properties have evolved since that time into regional entertainment destinations, including not only casino gaming, but also restaurants, entertainment venues, movie theaters, bowling facilities, convention and meeting rooms, child care and many other amenities.


SUNSET
STATION
SUNSET STATION

With six Station-branded properties located throughout the Las Vegas Valley, it is convenient for any Las Vegas resident to visit a Station casino. Our guests associate the "Station" brand with high quality facilities, gaming, entertainment and dining value, personalized customer service, unparalleled convenience and consistency in execution. Station's player rewards program, restaurants and other amenities have won over 150 awards in the *Las Vegas Review Journal's* annual—Best of Las Vegas Readers' Poll.

The Station Casinos' Boarding Pass card program was introduced in April 1999. This centralized program allows our guests to earn points for their play at any Station property and redeem their points at any Station property. Our distribution also allows us to offer innovative gaming products, restaurants, movie theaters, child care and other amenities that are exclusive to Station properties.



The Newest Station

Opened in December 2001, Green Valley Ranch Station Casino incorporates the best of all Station properties. Master planned on 40 acres at the intersection of Green Valley Parkway and Interstate 215 in the heart of Henderson, the property is the ultimate locals' entertainment destination.





Having pioneered the Las Vegas locals' gaming market more than 25 years ago, Station Casinos brought its years of experience to the development of Green Valley Ranch; a facility that raises the bar for locals' casinos.



High Limit Gaming Area



Drop Bar



Hotel Suite



Whiskey Sky

GREEN VALLEY RANCH

The heart of any gaming facility is the casino floor. The casino at Green Valley Ranch features nearly 2,500 slot and video poker machines and a state-of-the-art race and sports book. The facility was designed to provide convenient parking and access to all of the gaming areas. Numerous dining and entertainment venues surround the gaming areas to provide a seamless entertainment experience for the guest.

The Drop Bar is located in the pit, at the center of all of the action from the surrounding table games. Designed by celebrity designer Michael Czysz, and operated by Rande and Scott Gerber, the men behind L.A.'s Sky Bar and New York's Whiskey Bar, the Drop Bar is one of the must-see attractions of the property.

In addition to the Drop Bar, the Whiskey Sky Bar provides guests with Las Vegas' most sophisticated night spot. Midnight Oil Company, owned by Rande and Scott Gerber, operates Whiskey Sky and also owns and operates some of the hottest bars and lounges in New York, Los Angeles, Aspen, Chicago, New Orleans and Boston.

The hotel at Green Valley Ranch offers 201 rooms, including 46 suites, in a Mediterranean-style villa. Many rooms offer a panoramic view of the Las Vegas Valley and the Strip. Each oversized 500-square-foot guest room includes down comforters, high-speed Internet access, and a stereo/CD player. In addition, many of the suites include a fax/printer, DMX Surround Sound, and a Jacuzzi tub.




TROPHY'S

Restaurants are a vital component of a locals' gaming property. As the first locals oriented casino to feature a number of nationally known, full service restaurants, Green Valley Ranch's restaurants are unmatched in quality and variety. The restaurants include local award-winning chef Gustav Mauler's BullShrimp, serving steaks and seafood; Border Grill, owned by celebrity chefs Mary Sue Milliken and Susan Feniger, offering the finest quality Mexican food; Il Fornaio Cucina Italiana featuring casual Italian dining; Fado's Irish Pub pouring some of the best brews in the Las Vegas Valley in an authentic Irish pub; The Original Pancake House, for breakfast any time; and Trophy's, a Southern California based sports themed restaurant.




BullShrimp


Il Fornaio
CUCINA ITALIANA





Green Valley Ranch

In addition to the specialty restaurants, The Feast Around the World Buffet at Green Valley Ranch sets a new standard for Las Vegas buffets. Six "action" cooking stations, featuring culinary specialties from around the world, a produce bar and a bakery combine to create an overwhelming variety of fresh menu selections. Station Casinos is known for its "action" buffets, and Green Valley Ranch's buffet is the latest, and best, incarnation of that concept.




TUSCAN
TRATTORIA


FIESTA
HENDERSON
PIZZA!
PASTA!
& MORE!
TOURNAMENTS!
TUESDAYS VIDEO POKER
THURSDAYS BLACKJACK


$1,001.15

Fiesta!

The Fiesta, known locally as the "Royal Flush Capital of the World," has a loyal following in the Las Vegas Valley. Acquired in 2001, Fiesta Rancho and Fiesta Henderson (formerly The Reserve) offer Station a second well-recognized brand. The Fiesta properties are designed for customers who want value, convenience and great service in a smaller, more intimate gaming environment.




REGAL
BOX
OFFICE
ENJOY THE SHOW!!


FATBURGER

STARBUCKS

Strategic Alliances

Over 80 percent of the population of the Las Vegas Valley lives within five miles of a Station property. This distribution, combined with our reputation as the premier provider of gaming and entertainment to Las Vegas residents, has enabled us to develop "partnerships" with numerous nationally recognized food and entertainment providers, as well as gaming-equipment suppliers. We believe these partnerships provide us with an advantage our competitors can not duplicate and allow us to provide a truly unique gaming and entertainment experience to our guests.




Leading in Technology

At Station Casinos, we are committed to offering our guests innovative gaming products that create long-term competitive advantages in the Las Vegas locals' market and give our customers more reasons to visit our properties. This past year, we introduced three exciting new products—Xtra Play Cash, Jumbo Bingo, and Sports Connection. These three products, however, are just the beginning. We are continuing to develop other new products that will enhance customer convenience and encourage repeat visitation.

Sports Connection

Sports Connection provides Las Vegas sports fans with a convenient way to place a wager from their home or office. Once a player has established an account at a Station property, the player may wager on a sporting event using either our automated telephone sports wagering service or a personal computer.

Xtra Play Cash

Our recently launched Xtra Play Cash ("XPC") is a groundbreaking bonus feature that allows Boarding Pass members to play "on the house" with free credits. We worked closely with Acres Gaming to develop this innovative product, and we have the exclusive rights to use the product in the locals' market. XPC is definitely a "win-win" product—customers receive free credits at their favorite machines without waiting in lines to redeem coupons, and customers must play to receive the credits, thereby increasing the effectiveness of our promotions.


JUMBO
PROGRESSIVE

Jumbo Bingo

With the introduction of Jumbo Bingo, we have revitalized the traditional bingo game. Jumbo Bingo is a progressive bingo game that links the Station properties, providing players the opportunity to win a coverall jackpot of more than $100,000. These large jackpots have attracted new players, while increasing the excitement level for long-time bingo players.

Boarding Pass

The Boarding Pass Rewards Program is the Las Vegas Valley's ultimate player reward program. Every year since its introduction in 1999, this program has been named "Best Slot Club" in the *Las Vegas Review Journal's* annual readers' poll. We are the only operator in the locals' market that allows its guests to earn and redeem points at all of its properties. For added convenience, we have developed point redemption kiosks and point of sale systems that allow our guests to redeem points and receive instant "comps" for restaurants, concerts, movies, bowling and hotel rooms.


Boarding Pass
Activation Station





Shareholders' Letter

Dear fellow shareholders, since going public in 1993, our vision for Station Casinos has been to become the premier provider of gaming entertainment for Las Vegas locals. Although, as we have consistently said, 2001 was a year of transition for our Company, it was also a year in which we took a significant step toward the fulfillment of that original vision.

We began 2001 by completing the acquisition of three casinos in the Las Vegas locals' market—the Santa Fe Hotel & Casino, the Fiesta Casino Hotel and The Reserve Hotel & Casino. Much of the remainder of the year was devoted to successfully integrating these properties into the Station Casinos' culture. The Santa Fe was re-branded "Santa Fe Station Hotel & Casino" and was completely renovated and remodeled. Due to the name recognition and customer loyalty of the Fiesta, we made the strategic decision not to add the "Station" name to the Fiesta, but operate a second brand in the locals' market. That decision lead to the renovation, re-theming and re-branding of The Reserve to "Fiesta Henderson." And, finally, we ended 2001 by opening what we believe is the finest and most complete resort/casino ever built in the Las Vegas locals' market—Green Valley Ranch Station Casino.

As a result of our efforts during this past year, we now have eight major hotel/casinos and two strong brands in one of the fastest growing metropolitan areas of the country. We currently operate more hotel/casinos and more gaming devices in the Las Vegas Valley than any other gaming company, and our assets are in a market with constraints on future gaming supply. With our portfolio of undeveloped, gaming-entitled real property and master-planned expansions at our existing facilities, we believe we are uniquely positioned to capitalize on the future growth of the Las Vegas Valley.

The Las Vegas Economy—Growing and Resilient

During the 1990's, Las Vegas was the fastest growing metropolitan area in the country. Las Vegas also topped a list of 319 metropolitan areas in terms of economic growth during that same period, according to a study by Standard & Poor's DRI. More importantly, the population of the Las Vegas Valley is projected to continue to grow at an impressive rate far into the future—growing to nearly two million people within the next 10 years.

In addition, Southern Nevada's economy is continuing to diversify. The hotel, gaming and recreation category of employment has declined from nearly 29 percent of all jobs in 1993 to approximately 24 percent today. Migration to the Las Vegas Valley also continues as people seek to take advantage of the favorable tax environment, the low cost of living, the favorable business climate, and the great weather. Further diversification will continue as Las Vegas' senior community continues to grow. Nearly 300,000 retirees now live in Las Vegas and the retiree population in Southern Nevada is growing at a 10.8 percent compound annual growth rate—even faster than the growth rate of the overall population.

The aftermath of the events of September 11th severely tested Southern Nevada's economy and our business model. As we are sure you are aware, these events had a significant negative impact on the travel and tourism industry in Nevada and throughout the world. While these events profoundly affected many of us and created hardships in our country and our economy, we are pleased with the resilience demonstrated by the Las Vegas economy. Total employment has increased each month after September, as compared to the same month in the prior year. New home sales hit a record level in October 2001, only to be surpassed shortly thereafter by another record month in December. The tragic events of September 11th and the impact it had on our economy has only strengthened our belief in our business model.

We also want to publicly thank all of our Team Members who worked hard and sacrificed so that we did not have to lay off or terminate any of our Team Members as we worked our way through the economic downturn following September 11th. Having gone through these difficult times, we have never been more excited about being the leading provider of gaming entertainment in the Las Vegas locals' market—the 4th largest gaming market in the country; in a city that has one of the strongest economies in the United States.

...THE CHANGES WE MADE IN 2001 RESULTED IN OUR COMPANY HAVING ONE OF THE MOST FOCUSED AND EASILY UNDERSTOOD BUSINESS MODELS IN THE GAMING INDUSTRY.

LIMITATIONS ON LOCALS' MARKET GAMING SUPPLY

While the population of the Las Vegas Valley continues to grow and our economy continues to expand, the trend in Clark County over the past 15 years has been to limit the locations where hotel/casinos serving the locals' market may be developed. These efforts culminated in 1997 with the passage of Senate Bill 208, which identified certain areas and classifications of real property ("gaming enterprise districts") wherein hotel/casinos could be built. Although not an absolute prohibition against the creation of new gaming enterprise districts, we foresaw that S.B. 208 was going to create significant barriers to the expansion of gaming supply in the locals' market.

With that in mind, we aggressively pursued the acquisition of strategically located gaming-entitled real property so that we could bring our vision of our Company to reality. As a result, we now own or control four undeveloped, gaming-entitled sites in the Las Vegas locals' market, totaling 151 acres. Our purpose in making these acquisitions was to insure our ability to continue to grow our franchise to keep pace with the growing demand for gaming in the Las Vegas locals' market.

The incredible growth of the Las Vegas Valley, coupled with the significant legal limitations on gaming supply and our numerous development opportunities set the stage for the continued growth of our Company.

LEADING IN TECHNOLOGY

Another way we maintain our leadership in the Las Vegas locals' market is by continually improving the gaming and entertainment experience for our guests. One way we did that in 2001 was through the use of new technology. This past year saw the introduction of three outstanding new gaming products—Xtra Play Cash, Jumbo Bingo, and Sports Connection. Each of these innovations added more convenience, excitement and value for our guests, which, when implemented across our distribution channel, results in a competitive advantage for our Company.

Technology is nothing new to Station Casinos—having developed the Boarding Pass Player Rewards system in 1999—and it will continue to be a critical part of our strategy as we look for other long-term competitive advantages in the coming years.

CARING FOR OUR COMMUNITY

Since the founding of Station Casinos in 1976, we have recognized that being the leader in the Las Vegas locals' market carries with it the responsibility of being an exemplary corporate citizen and giving back to our community. In 2001, we took that responsibility to a new level by starting a very special program which we call "Caring for our Community." Through this program, we made significant cash and in-kind contributions to elementary schools in the Clark County School District and to outstanding local charitable organizations. Such organizations as Operation School Bell, St. Jude's Ranch for Children, the Las Vegas Chapter of the I Have a Dream Foundation, the Salvation Army and the MASH Village homeless shelter received significant contributions.

Our involvement with elementary schools in Clark County started in 1996 when Texas Station adopted C.P. Squires Elementary School, providing contributions and volunteer assistance to a school that was desperately seeking help to become a better place for its students. That initial experience was the genesis of our "Smart Start" program. This past year, all ten of our properties partnered with an elementary school in their neighborhood, providing each partner school with contributions as well as teacher, staff and student recognition and rewards programs. More importantly, these partnerships have provided our Team Members with the opportunity to contribute their time and talents to improve the learning environment at these schools. From tutoring and reading programs, to repainting class rooms and building bookshelves, to repairing irrigation systems and replanting play grounds, our Team Members have done whatever they can to improve our partner schools. In 2001, we also expanded the





Smart Start program by making contributions to 52 additional elementary schools in the Las Vegas Valley and implementing attendance incentive programs at Clark County's middle and high schools. The expansion of our Smart Start program in 2001 was due to our belief that education touches nearly every aspect of our community and it is the single most important investment we can make in improving the quality of life in Southern Nevada.

Our Caring for our Community program is another example of how we have taken a leadership role in the Las Vegas locals' market and had a positive impact on the community in which we do business.

A Simple Business Model

One of the most rewarding aspects of completing our transition during 2001 was the simplicity of our business model as a result of that transition. The simplicity of our business model is evident in numerous areas.

First, as stated above, we have invested, and will continue to invest, our assets in one of the fastest growing metropolitan areas of the country, in a market with significant legal limitations on supply. This supply/demand dynamic sets the stage for the future growth of our Company for years to come.

Our business model is also simple because of the emphasis we place on slot and video poker machines. 85% of our cash flow comes from these machines, which generate much higher margins than table games or other sources of revenue and provide us with stable, consistent cash flows. Our business doesn't rise or fall on the play of high-rollers and we don't have to wait for the collection of outstanding credit to determine how much cash we will deposit in the bank at the end of each day.

A final example of the simplicity of our business model is our limited exposure to disruptions in the travel and tourism industry. Because of our distribution in the Las Vegas locals' market, we don't have to fill thousands of hotel rooms in order to generate significant cash flow. Fewer hotel rooms also means lower capital expenditures to maintain our facilities and less fluctuation in cash flows when our hotel rooms are not occupied or commanding the anticipated room rate. This limited reliance on hotel rooms translates into higher margins and more consistent cash flows.

In retrospect, the changes we made in 2001 resulted in our Company having one of the most focused and easily understood business models in the gaming industry.

The Road Ahead

As we look to the future, we are extremely pleased with the path we are on. We have completed a year of transition and have fulfilled our vision of becoming the premier provider of gaming entertainment in the Las Vegas locals' market. As a result of the redeployment of our assets in the locals' market, we are well positioned to benefit from the population growth in Las Vegas. We also have substantial growth opportunities through master-planned expansions at our existing properties and new development on the gaming-entitled sites we control.

For the immediate future, we do not intend to expend significant amounts of capital on development projects. Instead, we will devote our free cash flow to shrinking our capital base, mainly through the reduction of debt. In many ways 2001 was a difficult year, but it was also a very satisfying year in which we took a significant step toward the fulfillment of our original vision for our Company.

April 1, 2002

FRANK J. FERTITTIA III
Chairman and CEO

LORENZO J. FERTITTIA
President

Financial Review

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included elsewhere in this Annual Report.

RESULTS OF OPERATIONS

The following table highlights the results of our operations:

(dollars in thousands)	Year Ended December 31, 2001	Percent Change	Year Ended December 31, 2000	Percent Change	Year Ended December 31, 1999
NET REVENUES—TOTAL	$839,361	(15.4)%	$991,678	5.2%	$942,469
Major Las Vegas Operations (a)	797,213	27.0%	627,968	7.4%	584,852
Missouri Operations (a)	—	(100.0)%	315,422	0.6%	313,439
Other Operations and Corporate (a)	42,148	(12.7)%	48,288	9.3%	44,178
OPERATING INCOME (LOSS)—TOTAL	$140,839	(42.0)%	$242,812	741.0%	$ 28,871
Major Las Vegas Operations (a)	172,539	4.5%	165,138	12.2%	147,217
Missouri Operations (a)	—	(100.0)%	102,882	220.7%	(85,269)
Other Operations and Corporate (a)	(31,700)	(25.8)%	(25,208)	23.8%	(33,077)
CASH FLOWS FROM:					
Operating activities	$115,145	(29.7)%	$163,696	(5.4)%	$173,058
EBITDA, AS ADJUSTED (b)—TOTAL	$219,167	(20.0)%	$273,847	15.6%	$236,970
Major Las Vegas Operations (a)	240,003	13.6%	211,252	13.2%	186,677
Missouri Operations (a)	—	(100.0)%	82,636	19.4%	69,223
Other Operations and Corporate (a)	(20,836)	(4.0)%	(20,041)	(5.9)%	(18,930)
EBITDA, AS ADJUSTED (b), ADJUSTED FOR THE SUNSET EQUIPMENT LEASE—TOTAL	$219,167	(20.0)%	$273,847	12.7%	$242,890
Major Las Vegas Operations (a)	240,003	13.6%	211,252	9.7%	192,597

(a) The Major Las Vegas Operations include the accounts of: Palace Station, Boulder Station, Texas Station, Sunset Station, Santa Fe Station (since October 2, 2000), Fiesta Rancho (since January 4, 2001) and Fiesta Henderson (since January 30, 2001). The Missouri Operations include the accounts of: Station Casino St. Charles and Station Casino Kansas City. On December 20, 2000, we completed the sale of substantially all of the assets of the Missouri Operations. Other Operations and Corporate includes the accounts of Wild Wild West, our investment in Barley's and Green Valley Ranch Station (since December 18, 2001), Southwest Gaming (sold September 30, 2001) and Corporate expense.

(b) "EBITDA, As Adjusted" consists of operating income plus depreciation, amortization, preopening expenses, gain on sale of properties, impairment loss, Missouri/Nevada investigations and fines and restructuring charge. We believe that in addition to cash flows and net income, EBITDA, As Adjusted is a useful financial performance measurement for assessing our operating performance. Together with net income and cash flows, EBITDA, As Adjusted provides investors with an additional basis to evaluate our ability to incur and service debt and incur capital expenditures. To evaluate EBITDA, As Adjusted and the trends it depicts, the components should be considered. The impact of interest, taxes, depreciation and amortization, preopening expenses, gain on sale of properties, impairment loss, Missouri/Nevada investigations and fines and restructuring charge, each of which can significantly affect our results of operations and liquidity and should be considered in evaluating our operating performance, cannot be determined from EBITDA, As Adjusted. Further, EBITDA, As Adjusted does not represent net income or cash flows from operating, financing and investing activities as defined by generally accepted accounting principles ("GAAP") and does not necessarily indicate that cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income, as an indicator of our operating performance or to cash flows as a measure of liquidity. In addition, it should be noted that not all gaming companies that report EBITDA or adjustments to such measures may calculate EBITDA, or such adjustments in the same manner that we do, and therefore, our measure of EBITDA, As Adjusted may not be comparable to similarly titled measures used by other gaming companies.

The results of operations for the year ended December 31, 2001 will be substantially different from that of the year ended December 31, 2000, due to the impact of various transactions. On December 20, 2000, we completed the sale of substantially all of the assets of the Missouri Operations for approximately $488 million. We purchased substantially all of the assets of Santa Fe Station (formerly Santa Fe Hotel & Casino) for approximately $205 million, Fiesta Rancho (formerly Fiesta Casino Hotel) for $170 million and Fiesta Henderson (formerly The Reserve Hotel & Casino) for $71.8 million on October 2, 2000, January 4, 2001 and January 30, 2001, respectively. In addition, we sold our slot route operations, Southwest Gaming, on September 30, 2001, and opened Green Valley Ranch Station, a 50% joint venture, on December 18, 2001. Consolidated net revenues, operating income, operating margin and EBITDA, As Adjusted all declined for the year ended December 31, 2001 as compared to the year ended December 31, 2000, as the contributions from the three acquired properties were less than those of the Missouri Operations.

Net Revenues

For the year ended December 31, 2001, as compared to the year ended December 31, 2000, net revenues for our Major Las Vegas Operations increased 27.0% to $797.2 million, while EBITDA, As Adjusted increased 13.6% to $240.0 million due to the acquisitions of the three properties. Same-store (Palace Station, Boulder Station, Texas Station and Sunset Station) net revenues for the year ended December 31, 2001 declined 3.7% as compared to the year ended December 31, 2000, resulting in a 12.0% decline in same-store EBITDA, As Adjusted. The terrorist attacks on September 11, 2001 significantly impacted our business for the last four months of the year. In particular, we experienced a substantial decline in revenues subsequent to those events. Although revenues have recovered substantially, the amounts of revenue generated during each customer visit is still lower than in recent years. In addition to the events of September 11, 2001, we have faced many other challenges, including the integration of the three newly acquired hotel/casinos, softer general economic conditions, higher utility costs, new competition in west Las Vegas which had an impact on Texas Station, continued road construction near Palace Station, construction necessary to transition The Reserve to a Fiesta-branded property and competitive supply increases on the Boulder Strip and surrounding areas.

The increase in consolidated net revenues for the year ended December 31, 2000 as compared to the year ended December 31, 1999, was due to increased revenues at all of our properties with the exception of Station Casino St. Charles, which decreased slightly. Increased revenues at the Major Las Vegas Operations were partially a result of the acquisition of Santa Fe Station on October 2, 2000 and the subsequent completion in late November of the renovation and retheming of the casino and restaurants. In addition, revenues at the Major Las Vegas Operations increased in the early part of the year due to the introduction of the Boarding Pass player rewards program in April 1999, which made it more convenient for customers to take advantage of products, services and amenities offered under the Station brand. Net revenues at the Missouri Operations increased slightly. However, the results were negatively impacted during the fourth quarter due to inclement weather throughout the Midwest, the anticipated sale of the Missouri Operations and the timing of the sale of the Missouri Operations on December 20, 2000.

Operating Income/Operating Margin

Our operating income was impacted by certain charges/credits in each year that affects the ability to analyze year to year comparisons. The following table identifies these charges/credits:

	Years Ended December 31,		
(dollars in thousands)	2001	2000	1999
Operating income	$140,839	$242,812	$ 28,871
Operating margin	*16.8%*	*24.5%*	*3.1%*
Certain charges/credits:			
Preopening expenses	$ 6,413	$ 3,858	$ —
Gain on sale of properties	(1,662)	(41,731)	—
Impairment loss	4,001	—	137,435
Missouri/Nevada investigations and fines	—	4,388	—
Restructuring charge	—	1,174	—
Operating income, excluding certain charges/credits	$149,591	$210,501	$166,306
Operating margin, excluding certain charges/credits	*17.8%*	*21.2%*	*17.6%*

Consolidated operating income, excluding certain charges/credits, declined 28.9% in the year ended December 31, 2001, as compared to the year ended December 31, 2000. This decrease was primarily due to the operating income for the three acquired properties being less than those of the Missouri Operations. Same-store operating income, excluding certain charges/credits, decreased

18.8% to $136.1 million for the year ended December 31, 2001 from $167.6 million in the prior year. The decrease in same-store operating income is due to the same factors mentioned above for net revenues.

Consolidated operating margin, excluding certain charges/ credits, decreased 3.4 percentage points in the year ended December 31, 2001, as compared to the year ended December 31, 2000. Same-store operating margin, excluding certain charges/ credits, decreased 4.3 percentage points for the year ended December 31, 2001. We implemented a cost reduction program in response to the decline in revenue during the year; however, there is a lag effect to any such program. As a result, expenses represented a much higher percentage of revenues for the year than has historically been the case. In addition, depreciation and amortization expense increased 9.8% over prior year, which negatively effected the operating margin.

Consolidated operating income, excluding certain charges/ credits, improved by $44.2 million in the year ended December 31, 2000, as compared to the year ended December 31, 1999, with operating income at all of our properties increasing with the exception of Texas Station. The increases at the Major Las Vegas Operations were attributed to the same factors affecting consolidated net revenues discussed above, and also due to the elimination of the equipment lease at Sunset Station in October 1999 and the continued focus on cost controls at each of our properties. The increases at the Missouri Operations were primarily due to significant improvement in operations at both Station Casino St. Charles and Station Casino Kansas City. Operating income at Station Casino St. Charles increased significantly due to a reconfiguration of the gaming operations, which transferred all gaming activities from the riverboat to the barge. The new configuration was much more efficient from a cost perspective than the two-facility layout. Station Casino Kansas City continued to benefit from increases in the overall gaming market in the Kansas City area.

The consolidated operating margin, excluding certain charges/credits, improved in the year ended December 31, 2000, as compared to the year ended December 31, 1999, due to the operating margin at the Missouri Operations improving 7.6 percentage points as a result of the elimination of costs associated with the riverboat in St. Charles, as discussed above, and the Major Las Vegas Operations improving 1.7 percentage points due primarily to the revenue growth discussed above.

The following table highlights our various sources of revenues and expenses as compared to prior years:

(dollars in thousands)	Year Ended December 31, 2001	Percent Change	Year Ended December 31, 2000	Percent Change	Year Ended December 31, 1999
Casino revenues	$659,276	(18.4)%	$807,880	5.7%	$764,089
Casino expenses	287,637	(22.8)%	372,826	4.6%	356,365
Margin	*56.4%*		*53.9%*		*53.4%*
Food and beverage revenues	$139,983	2.0%	$137,198	(2.8)%	$141,116
Food and beverage expenses	85,719	2.2%	83,879	(5.6)%	88,898
Margin	38.8%		*38.9%*		*37.0%*
Room revenues	$ 47,558	2.8%	$ 46,260	7.9%	$ 42,870
Room expenses	19,289	17.5%	16,416	3.5%	15,860
Margin	*59.4%*		*64.5%*		*63.0%*
Other revenues	$ 63,980	(5.9)%	$ 67,999	9.2%	$ 62,286
Selling, general and administrative expenses	$165,977	(8.1)%	$180,659	(5.3)%	$190,753
Percent of net revenues	*19.8%*		*18.2%*		*20.2%*
Corporate expenses	$ 25,952	(3.8)%	$ 26,974	17.2%	$ 23,007
Percent of net revenues	*3.1%*		*2.7%*		*2.4%*

Casino. Casino revenues decreased 18.4% for the year ended December 31, 2001, as compared to the year ended December 31, 2000, due to the same factors affecting consolidated net revenues. The casino profit margin increased to 56.4% for the year ended December 31, 2001, as compared to 53.9% for the year ended December 31, 2000. This increase can be attributed primarily to gaming taxes in Missouri that are significantly higher than in Nevada, which caused the Missouri Operations to have a comparatively lower profit margin.

Casino revenues increased 5.7% for the year ended December 31, 2000, as compared to the year ended December 31, 1999, with increases at all of our properties. The increase in casino revenues at the Major Las Vegas Operations was a result of the same factors affecting consolidated net revenues discussed above. The growth in casino revenues in the second half of the year was tempered somewhat due to the competitive impact of the opening of the Suncoast on Texas Station, continued road construction near Palace Station and competitive supply increases on the Boulder Strip and surrounding areas. Casino revenues at the Missouri Operations were impacted by the same factors affecting consolidated net revenues discussed above. The casino profit margin remained relatively consistent for the year ended December 31, 2000, as compared to the year ended December 31, 1999.

Food and Beverage. Food and beverage revenues increased 2.0% for the year ended December 31, 2001, as compared to the year ended December 31, 2000, due to the additional restaurants acquired in the purchase of the three new properties, net of those no longer included due to the sale of the Missouri Operations. Food and beverage net profit margin has remained relatively consistent for the year ended December 31, 2001, as compared to the year ended December 31, 2000. Same-store food covers declined 7.4% for the year ended December 31, 2001, as compared to the year ended December 31, 2000. The reduction in food covers was due to additional competition in the market from restaurants in both gaming and non-gaming establishments and the same factors discussed previously that affected revenues. The decline in same-store food covers was offset somewhat by a 1.2% increase in the average ticket price over the same periods, which was due to selected menu price increases.

Food and beverage revenues decreased 2.8% for the year ended December 31, 2000, as compared to the year ended December 31, 1999, despite the acquisition of Santa Fe Station. At the Major Las Vegas Operations, food and beverage revenues remained flat with the acquisition of Santa Fe Station offsetting the reduction in food covers at the other Nevada properties. The reduction in food covers is due to a combination of selected menu price increases and additional competition in the market from restaurants in both gaming and non-gaming facilities. At the Missouri Operations, food and beverage revenues experienced a 12.4% decrease primarily due to a decrease in food covers as a result of selected menu price increases at Station Casino Kansas City and to an overall reduction of complimentaries at Station Casino St. Charles. Food and beverage net profit margin increased for the year ended December 31, 2000, as compared to the year ended December 31, 1999, due to an improvement at the Major Las Vegas Operations, primarily as a result of continued focus on cost control and purchasing efficiencies, as well as selected menu price increases. The increase in margin at the Major Las Vegas Operations was offset by a decrease at Station Casino St. Charles.

Room. Room revenues increased 2.8% for the year ended December 31, 2001, as compared to the year ended December 31, 2000. The increase is primarily due to the addition of 324 rooms as a result of the acquisition of Santa Fe Station, Fiesta Rancho and Fiesta Henderson, net of the loss of 200 rooms from the sale of Station Casino Kansas City.

The same-store room occupancy remained unchanged at 90% for the years ended December 31, 2001 and 2000. The same-store average daily room rate decreased to $54 for the year ended December 31, 2001, as compared to $57 for the year ended December 31, 2000. The events of September 11, 2001 had a significant impact on room revenues from a room rate standpoint. While occupancy has returned to normal levels, room rates remain lower than in prior years.

Room revenues for the year ended December 31, 2000 increased 7.9% as compared to the year ended December 31, 1999. The increase in room revenues is primarily due to the acquisition of Santa Fe Station and due to the average daily room rates at Palace Station and Wild Wild West increasing 14.9% and 12.7%, respectively, over the prior year and smaller increases at our other Nevada properties. At Palace Station the room rates for all market segments were increased as a result of room renovations completed during the summer. The increase in average daily room rate at the Major Las Vegas Operations was offset by a decrease in the average daily room rate at Station Casino Kansas City to $106 in the year ended December 31, 2000, from $109 in the year ended December 31, 1999, due to new lower rate competitors that entered the market during 1999.

The company-wide room occupancy decreased to 88% in the year ended December 31, 2000, as compared to 89% in the year ended December 31, 1999, due to increased room rates at the Major Las Vegas Operations. The company-wide average daily room rate increased to $58 in the year ended December 31, 2000, as compared to $54 in the year ended December 31, 1999.

Other. Other revenues primarily includes revenue from the gift shops, bowling, entertainment, leased outlets and the arcades. Other revenues decreased 5.9% for the year ended December 31, 2001, as compared to the year ended December 31, 2000, primarily due to the sale of Southwest Gaming (see Gain on Sale of Properties below) on September 30, 2001, in addition to the same factors mentioned above for consolidated net revenues.

Other revenues increased 9.2% for the year ended December 31, 2000, as compared to the year ended December 31, 1999, due to increased slot route revenues and the acquisition of Santa Fe Station on October 2, 2000.

Earnings of Green Valley Ranch Station Joint Venture. Green Valley Ranch Station, located at the intersection of Interstate 215 Southern Beltway and Green Valley Parkway in Henderson, Nevada, opened on December 18, 2001. We jointly developed the project on 40 acres of a 170-acre multi-use commercial development with GCR Gaming, which is principally owned by members of the Greenspun family. In addition to our 50 percent ownership, we are also the managing partner of Green Valley Ranch Station and receive a management fee for our services of two percent of the property's revenues and approximately five percent of EBITDA. For the year ended December 31, 2001, we recorded $1.4 million in earnings from this joint venture, which consists of our 50 percent share of operating revenue and our management fee.

Selling, General and Administrative ("SG&A"). SG&A as a percentage of net revenues increased to 19.8% in the year ended December 31, 2001, as compared to 18.2% in the year ended December 31, 2000. We implemented a cost reduction program in response to the decline in revenue during the year; however, there is a lag effect to any such program. As a result, expenses represented a much higher percentage of revenues for the year than has historically been the case. Also, a large portion of these costs are fixed, and as a result, as revenues declined the percentage of SG&A to net revenues increased. SG&A expenses also increased due to the significant increase in energy costs over the prior year.

SG&A as a percent of net revenues decreased to 18.2% in the year ended December 31, 2000, as compared to 20.2% in the year ended December 31, 1999. This decrease was due primarily to continued operating efficiencies in addition to the elimination of the equipment lease at Sunset Station in October 1999. Also, due to the fixed cost nature of some of these expenses, they decrease on a percentage basis as we continue to increase revenue.

Corporate Expense. Corporate expense as a percent of net revenues increased to 3.1% in the year ended December 31, 2001, as compared to 2.7% in the year ended December 31, 2000. A large portion of these costs are fixed, which causes an increase in the percentage of net revenues as revenues decline. In addition, we experienced higher litigation and charitable contribution costs as compared to the prior year.

Corporate expense as a percent of net revenues increased to 2.7% in the year ended December 31, 2000, as compared to 2.4% in the year ended December 31, 1999. We were increasing our corporate infrastructure and spending on Information Technology and Human Resources as we lay the foundation for future growth.

Depreciation and Amortization. Depreciation and amortization increased 9.8% in the year ended December 31, 2001 to $69.6 million, as compared to $63.3 million in the year ended December 31, 2000. This increase is due in part to the expansion project at Texas Station, which was completed in December 2000 and the purchase of new slot machines and other related equipment in 2001. The increase in depreciation expense for the three acquired properties was offset by a reduction from the sale of the Missouri Operations.

Depreciation and amortization decreased 10.4% in the year ended December 31, 2000 to $63.3 million as compared to $70.7 million in the year ended December 31, 1999. This decrease is primarily due to the write-down of assets at Station Casino St. Charles in the fourth quarter of 1999 and also due to the assets at Station Casino St. Charles and Station Casino Kansas City not being depreciated during the last two months of the year. Upon entering into the agreement to sell the Missouri properties, these assets were classified as "assets held for sale" and, consequently, depreciation ceased. This decrease was offset by an increase at Sunset Station due to the purchase of leased equipment in October 1999 and due to the acquisition of Santa Fe Station.

Preopening Expenses. Preopening expenses for the year ended December 31, 2001 were $6.4 million, which included costs incurred prior to the acquisitions of Fiesta Rancho and Fiesta Henderson and costs incurred prior to the opening of Green Valley Ranch Station. Preopening expenses during the year ended December 31, 2000 were $3.9 million, which included costs incurred prior to the acquisitions of Santa Fe Station, Fiesta Rancho and Fiesta Henderson, the expansion project at Texas Station and costs incurred prior to the opening of Green Valley Ranch Station.

Gain On Sale of Properties. On September 30, 2001, we sold Southwest Gaming Services, Inc. ("SGSI"), our wholly owned subsidiary, to Blake L. Sartini, our former executive vice-president and chief operating officer. We transferred our stock in SGSI to Mr. Sartini in exchange for our common stock valued at approximately $8.4 million. We recorded a gain on the sale of $1.7 million in the year ended December 31, 2001. On December 20, 2000, we completed the sale of substantially all of the assets of the Missouri Operations for approximately $488 million. We recorded a gain on the sale of $41.7 million in the year ended December 31, 2000.

Impairment Loss. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", we recorded an impairment loss of $4.0 million and $137.4 million in the years ended December 31, 2001 and 1999, respectively, to adjust the carrying value of our fixed assets and land held for development to their estimated fair value. In the year ended December 31, 2001, we recorded an impairment loss of $4.0 million after evaluating all options with respect to a 34-acre parcel, near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas, as we do not intend to develop a casino on this site.

In the year ended December 31, 1999, approximately $125.2 million of the impairment loss was related to Station Casino St. Charles. In the fourth quarter of 1999, we made a decision to reconfigure the existing Station Casino St. Charles facility to a more efficient layout in response to the new open boarding rules promulgated by the Missouri Gaming Commission that began in September 1999 in the St. Louis market. In March 2000, all gaming operations were moved to the existing barge and the existing riverboat was sold. In accordance with SFAS No. 121, the riverboat and miscellaneous other fixed assets were written down by approximately $15 million to their net realizable value. In addition, we performed an evaluation of the carrying values of the remaining assets in St. Charles and determined a $110 million write-down of the asset values was necessary. The write-down was deemed appropriate after a review of the property's asset valuations relative to our near-term investment objectives. In December 2000, we sold the Missouri assets. The balance of the impairment loss in the year ended December 31, 1999 resulted primarily from our determination that we would sell a 40-acre parcel of land in Henderson, Nevada. Future development of the property would be limited to non-gaming purposes. The resulting write-down of the parcel was necessary to reflect the value of the land as a non-gaming site. This land was subsequently sold in the year ended December 31, 2000.

Missouri/Nevada Investigations and Fines. During the year ended December 31, 2000, we recorded $4.4 million in costs related to litigation and fines stemming from investigatory proceedings in Missouri and Nevada.

Restructuring Charge. During the year ended December 31, 2000, we recorded a restructuring charge of $1.2 million related to organizational changes to reduce costs and improve efficiency, which resulted primarily in employee severance payments. The Major Las Vegas Operations were restructured to divide management responsibility between the east side and west side of the Las Vegas valley. As a result, certain functions that were operated on an individual property basis have been consolidated.

Interest Expense, net. Interest costs incurred (expensed and capitalized) increased 10.9% to $110.0 million in the year ended December 31, 2001, as compared to $99.2 million in the year ended December 31, 2000. This increase is directly related to an increase of $242.0 million in total long-term debt from the prior year (excluding the interest rate swap mark-to-market adjustment), resulting from the addition of $400.0 million in 8⅜% senior notes, which was offset by the elimination of $198.0 million in 10⅛% senior subordinated notes. The increase in interest expense was tempered somewhat by a decrease in the average cost of debt to 8.80% for the year ended December 31, 2001, from 9.56% for the year ended December 31, 2000.

Interest costs incurred (expensed and capitalized) increased 16.2% to $99.2 million in the year ended December 31, 2000, as compared to $85.4 million in the year ended December 31, 1999. This increase is due in part to an increase of $47.1 million in total long-term debt from the prior year. In addition, we issued $375.0 million of 9⅞% senior subordinated notes in July 2000. The proceeds of the notes were used to repay amounts outstanding on the revolving credit facility and term loan which carried lower interest rates. The average cost of debt also increased to 9.56% for the year ended December 31, 2000, from 9.01% for the year ended December 31, 1999.

Other Income/Expense. During the year ended December 31, 1999, we wrote off $2.4 million of costs incurred related to the termination of the Flamingo Hilton Kansas City acquisition.

In April 1999, we received a $15.0 million settlement payment from Crescent Real Estate Equities, Inc., which is included in the "Merger settlement, net of related legal costs" line on the accompanying Consolidated Statements of Operations.

Extraordinary Item. During the year ended December 31, 2001, we recorded an extraordinary charge of $8.3 million, net of applicable income tax benefit, related to the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem $198.0 million in principal amount of the 10⅛% senior subordinated notes which were due in 2006.

During the year ended December 31, 2000, we recorded an extraordinary charge of $0.4 million, net of applicable tax benefit, related to the termination of our term loan and $0.1 million, net of applicable tax benefit, related to the termination of our bridge loan.

During the year ended December 31, 1999, we recorded an extraordinary charge of $10.4 million, net of applicable tax benefit, to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem the 9⅝% senior subordinated notes, which were repaid on January 4, 1999. In addition, we also recorded an extraordinary charge of $0.3 million, net of applicable tax benefit, related to the write-off of unamortized loan costs on our $75.0 million secured term loan facility.

Liquidity and Capital Resources

During the year ended December 31, 2001, we generated cash flows from operating activities of $115.1 million. At December 31, 2001, we had total available borrowings of $234.8 million under the Revolving Facility, of which $108.1 million was outstanding. Total available borrowings will reduce each quarter beginning on December 31, 2002, in accordance with the terms of the Revolving Facility (see "Description of Certain Indebtedness and Capital Stock"). We also had $66.1 million in cash and cash equivalents.

During the year ended December 31, 2001, total capital expenditures were $450.1 million, of which approximately (i) $175.5 million was related to the purchase and minor upgrades of Fiesta Rancho, (ii) $91.1 million was related to the purchase of Fiesta Henderson, upgrades of the property and to the retheming to a Fiesta-branded property, (iii) $43.8 million was associated with the expansion and remodeling at Santa Fe Station, (iv) $10.4 million was associated with remaining costs on the expansion project at Texas Station, (v) $14.5 million was associated with the conversion of the Texas Station slot floor to coinless devices, (vi) $23.9 million was for the land lease buyout at Sunset Station, (vii) $25.6 million was for the installation of a new slot system and (viii) $65.3 million was for maintenance capital expenditures and various other projects. In addition to the capital expenditures noted above, we also made $15.8 million in net equity contributions to Green Valley Ranch Station, $7.7 million in equity contributions to the Palms Casino Resort and purchased 3.5 million shares of our Common Stock for approximately $49.1 million.

Our primary cash requirements during 2002 are expected to include (i) maintenance capital expenditures totaling approximately $20.0 million, (ii) approximately $5.0 million for the purchase of our 50 percent interest in SunOnline Ltd. (see "Future Development"), (iii) funding of the Green Valley Ranch Station completion guarantee and make-well agreement (see Description of Certain Indebtedness and Capital Stock), (iv) principal and interest payments on indebtedness, (v) strategic land purchases throughout the Las Vegas area and (vi) opportunistic repurchases of our Common Stock.

We believe that cash flows from operations, borrowings under the Revolving Facility and existing cash balances will be adequate to satisfy our anticipated uses of capital during 2002. However, we are continually evaluating our financing needs. If more attractive financing alternatives or expansion, development or acquisition opportunities become available to us, we may amend our financing plans assuming such financing would be permitted under our existing debt agreements (See "Description of Certain Indebtedness and Capital Stock") and other applicable agreements.

Future Development

United Auburn Indian Community

In October 1999, we entered into a Development Services Agreement and a Management Agreement with the United Auburn

Indian Community (the "UAIC"). Subject to the receipt of certain governmental approvals, we intend to develop a gaming and entertainment facility with the UAIC on 49 acres, located approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento. In March 2002, the United States Department of the Interior published in the Federal Register a Notice of Final Agency Determination ("Determination") to take certain land into trust for the benefit of the UAIC of California. The publication commences a thirty-day period in which interested parties may seek judicial review of the Determination. However, there can be no assurances when or if the additional government approvals will be received. The scope and timing of this project have yet to be determined. As of December 31, 2001, we had $10.4 million invested in the development of this project. In the event the land is not placed into trust, this investment would be written off.

SunOnline Ltd.

In February 2002, we announced that we intend to purchase a 50 percent interest in SunOnline Ltd. ("SunOnline"), a wholly owned subsidiary of Sun International Hotels Limited ("Sun"). SunOnline will be the exclusive vehicle for both Sun and us to pursue the internet wagering business. In September 2001, SunOnline was awarded one of the first three online gaming licenses granted by the Isle of Man. In December 2001, SunOnline became the first Isle of Man licensee to commence operations when it launched its internet wagering site. This internet wagering site, operated under strict Isle of Man regulations, prohibits wagering from jurisdictions that do not permit internet wagering, including the United States. The purchase price is expected to be approximately $5.0 million. The transaction is subject to certain conditions, including Isle of Man regulatory approval, and is expected to close by the third quarter of 2002.

Land Acquisition

We have acquired several parcels of land in the Las Vegas valley as part of our development activities. Our decision on whether to proceed with any new gaming opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond our control, no assurances can be made that we will be able to obtain appropriate licensing or be able to secure additional acceptable financing in order to proceed with any particular project. As of December 31, 2001, we had $98.9 million of land held for development that consists primarily of four sites that are owned or leased, which comprise 161 acres. In February 2002, we sold ten acres from one of our parcels. In addition, we have options to purchase a total of 66 acres adjacent to two of the sites. The Rhodes Ranch site consists of two parcels totaling 73 acres (we own 41 acres and have an option to purchase 32 acres), located at the intersection of Durango Road and the Southern Beltway/I-215 located in the southwest quadrant of Las Vegas. The Boulder/Tropicana site is a 68-acre site consisting of two parcels at the intersection of Boulder Highway and Tropicana Avenue in eastern Las Vegas. We are leasing (with an option to purchase) 34 acres of the site and have entered into an option to purchase the adjacent 34-acre parcel. In December 2000, we purchased a 49-acre gaming-entitled parcel in southwest Las Vegas at the intersection of Flamingo Road and the Interstate 215 Western Beltway. In addition, we own a 27-acre gaming-entitled parcel at the intersection of Boulder Highway and Nellis Boulevard.

Our capital requirements in 2002 could also include amounts necessary to fund the proposed development of the project with the United Auburn Indian Community to the extent development of such project is commenced in 2002. In addition, we have in the past, and may in the future, make acquisitions and enter into joint ventures on an opportunistic basis. While we have not entered into any agreement with respect to any such future acquisition or joint venture other than as disclosed in this report, our capital requirements in 2002 may include amounts necessary to permit us to pursue such expansion activities.

Regulation and Taxes

We are subject to extensive regulation by the Nevada gaming authorities and will be subject to regulation, which may or may not be similar to that in Nevada, by any other jurisdiction in which we may conduct gaming activities in the future. Changes in applicable laws or regulations could have a significant impact on our operations. Pursuant to legislation enacted in 1996, a federal commission conducted a two-year study of the gaming industry in the United States and reported its findings and recommendations to Congress. To date there have been no changes to existing laws or regulations as a result of this report.

The gaming industry represents a significant source of tax revenue, particularly to the State of Nevada and its counties and municipalities. From time to time, various state and federal legislators and officials have proposed changes in tax law, or in the administration of such law, affecting the gaming industry. Proposals in recent years that have not been enacted included a federal gaming tax and increases in state or local taxes; however, we have no assurances that future proposals will not be enacted.

We believe that our recorded tax balances are adequate. However, it is not possible to determine with certainty the likelihood of possible changes in tax law or in the administration of such law. Such changes, if adopted, could have a material adverse effect on our operating results.

DESCRIPTION OF CERTAIN INDEBTEDNESS AND CAPITAL STOCK

Amended Bank Facility

In February 2001, we reduced the commitments under our existing bank credit facility (the "Revolving Facility") from $380.8 million to $300.8 million, and then to $234.8 million in December 2001. The Borrowers are the material operating subsidiaries and the Revolving Facility is secured by substantially all of our assets. The Revolving Facility matures on September 30, 2003. The availability under the Revolving Facility will reduce by $0.2 million on December 31, 2002, by $30.6 million on March 31, 2003 and June 30, 2003 and by $173.3 million on September 30, 2003. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility), as selected by us. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on our combined consolidated ratio of debt to EBITDA (each, as defined in the Revolving Facility). As of December 31, 2001, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 2.75%. The maximum margin for Eurodollar Rate borrowings is 3.00%. The maximum margin for Alternate Base Rate borrowings is 1.50%. As of December 31, 2001, our fee for the unfunded portion of the Revolving Facility was 50 basis points.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.25 to 1.00 for each quarter, a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter, limitations on indebtedness, limitations on asset dispositions, limitations on investments, limitations on prepayments of indebtedness and rent and limitations on capital expenditures.

As of December 31, 2001, the Borrowers combined funded debt to Adjusted EBITDA ratio was 0.42 to 1.00 and their combined fixed charge coverage ratio for the preceding four quarters ended December 31, 2001 was 1.86 to 1.00. A tranche of the Revolving Facility contains a minimum tangible net worth requirement for Palace Station and certain restrictions on distributions of cash from Palace Station to the Company. As of December 31, 2001, Palace Station's tangible net worth exceeded the requirement by approximately $10.8 million. These covenants limit Palace Station's ability to make payments to the Company, a significant source of anticipated cash for us.

In addition, the Revolving Facility has financial and other covenants relating to us, including a tangible net worth covenant. On October 26, 2001, we amended various covenants contained in the Revolving Facility, including a one-time waiver as of September 30, 2001, for the consolidated funded debt to Adjusted EBITDA ratio. The amendment also raised the maximum consolidated funded debt to Adjusted EBITDA ratio to no more than 6.00 to 1.00 on December 31, 2001 through June 30, 2002, which reduces to 5.75 to 1.00 on September 30, 2002 through December 31, 2002, to 5.25 to 1.00 on March 31, 2003 through June 30, 2003, and to 5.00 to 1.00 on September 30, 2003. Other covenants limit prepayments of indebtedness or rent (including, subordinated debt other than refinancings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. The Revolving Facility also prohibits us from holding excess cash and cash equivalents. As of December 31, 2001, our consolidated funded debt to Adjusted EBITDA ratio was 5.48 to 1.00. We have pledged the stock of all of our material subsidiaries.

Senior Subordinated Notes

We have $719.8 million, net of unamortized discount of $5.1 million, of senior subordinated notes outstanding as of December 31, 2001, $150.0 million of these notes bear interest, payable semi-annually, at a rate of 9¾% per year, $199.9 million of these notes bear interest, payable semi-annually, at a rate of 8⅞% per year and $375.0 million of these notes bear interest, payable semi-annually, at a rate of 9⅞% per year (collectively the "Notes"). The indentures governing the Notes (the "Indentures") contain certain customary financial and other covenants, which limit us and our subsidiaries' ability to incur additional debt and to pay dividends.

At December 31, 2001, our Consolidated Coverage Ratio (as defined) was 2.15 to 1.00. The Indentures provide that we may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. As a result, the covenant limits our ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The limitation on the incurrence of additional indebtedness and dividend restrictions in the Indentures significantly restricts our ability to pay dividends on our capital stock. On August 10, 2000, we completed a consent solicitation with the holders of the Notes to exclude the write-down of assets at Station Casino St. Charles in December 1999 from the definition of consolidated net income. On June 21, 2001, we completed a consent solicitation with the holders of the Notes for the 8⅞% senior subordinated notes due 2008 and the 9¾% senior subordinated notes due 2007 to exclude extraordinary or nonrecurring gains or losses from the definition of consolidated net income. The Indentures also give the holders of the Notes the right to require us to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company.

Senior Notes

In February 2001, we completed an offering of $300.0 million of senior notes due in February 2008 (the "Senior Notes"). The Senior Notes bear interest at a rate equal to 8⅜% per annum and were priced at par. The indentures governing the Senior Notes contain substantially the same covenants as our senior subordinated notes as well as a limitation on liens we may incur. The proceeds from the Senior Notes were used to repay amounts outstanding on the Revolving Facility and to redeem $100.0 million in principal amount of the 10⅛% senior subordinated notes due in 2006. The redemption of the senior subordinated notes was completed on March 15, 2001. We recorded an extraordinary charge of approximately $4.2 million, net of the applicable tax benefit, related to the redemption of the senior subordinated notes.

In May 2001, we completed an additional offering of $100.0 million of the Senior Notes. The proceeds from the additional offering of the Senior Notes were used to redeem the remaining $98 million principal amount of the 10⅛% senior subordinated notes due 2006. The redemption of the senior subordinated notes was completed on June 13, 2001. We recorded an extraordinary charge of approximately $4.0 million, net of the applicable tax benefit, related to the redemption of the senior subordinated notes.

Interest Rate Swaps

During 2001, we entered into various interest rate swaps with members of our bank group to manage interest expense. The interest rate swaps have converted a portion of our fixed-rate debt to a floating rate. As of December 31, 2001, we had interest rate swap agreements with a total notional amount of $300.0 million in which we pay a floating rate (weighted average at December 31, 2001 of approximately 6.12%) and we receive a fixed rate (weighted average at December 31, 2001 of approximately 9.56%). The net effect of the interest rate swaps resulted in a reduction in interest expense of $4.9 million for the year ended December 31, 2001. The interest rate swaps terminate as follows: $150.0 million in 2007, $50.0 million in 2008, and $100.0 million in 2010.

The above interest rate swaps qualify for the "shortcut" method allowed under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on our balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, we recorded an asset of $5.5 million, representing the fair value of the interest rate swaps and a corresponding increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

Green Valley Ranch Station Financing

During the third quarter of 2001, we completed financing for Green Valley Ranch Station. The financing was completed with a group of banks, and provides for borrowings up to $165.0 million at a margin above the LIBOR rate of up to 250 basis points. Also during the third quarter of 2001, we entered into an agreement to swap the majority of this floating rate to a fixed rate that will approximate 6.9% during the term of the loan. The loan requires initial equity contributions from each partner of $50.0 million and equity contributions for a completion guaranty, if necessary (if project costs exceed $300.0 million) and for a limited make-well of $44.0 million, if necessary (based on operating results of the project). Both the completion guaranty and make-well are joint and several obligations of each partner, with GCR Gaming's obligation collateralized. It is currently anticipated that the total cost of the project will exceed $300 million; however, the final cost has not been determined. The make-well agreement will terminate upon achieving a debt to EBITDA ratio of less than or equal to 3.00 to 1.00 and producing EBITDA before management fees of at least $42.0 million. In addition to the initial equity contributions and the bank financing, we have completed approximately $35.0 million of equipment financing.

Common Stock

On May 23, 2000, we announced a 3-for-2 stock split. The record date for the stock split was June 30, 2000 and the distribution date was July 17, 2000. Cash was paid for all fractional shares.

We are authorized to issue up to 135,000,000 shares of our common stock, $0.01 par value per share (the "Common Stock"), 65,349,368 shares of which were issued and 7,987,882 shares were held in treasury as of December 31, 2001. Each holder of the Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the Common Stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of our preferred stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by our Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all of our assets that remain after payment of liabilities.

Preferred Stock

We are authorized to issue up to 5,000,000 shares of our preferred stock, $0.01 par value per share (the "Preferred Stock"). As of June 14, 1999, adjusted for the stock split, we redeemed all 2,070,000 shares of our $3.50 Convertible Preferred Stock in exchange for 10,112,448 shares of our Common Stock. The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of Preferred Stock. Except as described above, our Board of Directors, without further stockholder approval, may issue shares of Preferred Stock with rights that could adversely affect the rights of the holders of Common Stock. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

On July 27, 2001, our Board of Directors authorized the repurchase of an additional 10 million shares of Common Stock. As a result, we are authorized to repurchase up to approximately 19.5 million shares of our Common Stock. In July 2000, we entered into an equity forward contract that allowed for shares of our Common Stock to be purchased by a financial institution and held on our behalf. In January 2001, we closed out the contract and purchased 3.2 million shares for approximately $46.0 million. As of December 31, 2001, we had acquired 8.0 million shares at a cost of $99.2 million, of which 1.0 million shares at a cost of $8.4 million were related to the sale of Southwest Gaming.

Put Warrants

In 2001, we sold put warrants on a total of 215,000 shares of our Common Stock and later in 2001, upon exercise of the put warrant, we purchased the shares for $2.6 million. During the quarter ended March 31, 2000, we sold put warrants on 2.2 million shares of our Common Stock. In April 2000, warrants on 1.1 million shares expired unexercised. In July 2000, the remaining warrants on 1.1 million shares were rolled into another put warrant for 1.1 million shares, which was terminated in August 2000.

Rights Plan

On October 6, 1997, we declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from us one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive Common Stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of our consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of Common Stock of the acquiring company, which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

Critical Accounting Policies

Significant Accounting Policies and Estimates

We prepare our consolidated financial statements in conformity with accounting principles generally accepted in the United States. Certain of our accounting policies, including the determination of bad debt reserves, the estimated useful lives assigned to our assets, asset impairment, insurance reserves, purchase price allocations made in connection with our acquisitions and the calculation of our income tax liabilities, require that we apply significant judgment in defining the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. Our judgments are based on our historical experience, terms of existing contracts, observance of trends in the gaming industry and information available from other outside sources. There can be no assurance that actual results will not differ from our estimates. To provide an understanding of the methodology we apply, our significant accounting policies and basis of presentation are discussed where appropriate in this discussion and analysis and in the notes to our consolidated financial statements.

Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" in July 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. We believe that this SFAS will not have a significant impact on our results of operations or financial position.

The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets" in July 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of SFAS No. 142. We will implement SFAS No. 142 on January 1, 2002 and test for impairment in accordance with the provisions of SFAS No. 142 within the first interim period of 2002 and at least annually thereafter. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in that first interim period. At December 31, 2001, we had unamortized goodwill that will be subject to the provisions of SFAS No. 142 in the amount of $184.4 million. Amortization expense related to this goodwill was $4.7 million for the year ended December 31, 2001. The impairment tests are currently in process and, upon completion of the tests, we anticipate taking an impairment charge related to Fiesta Rancho in the first quarter of 2002. Also, in connection with the purchase of Fiesta Rancho, we are amortizing over five years certain additional intangible assets that have a net book value at December 31, 2001 of $4.7 million.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our long-term debt.

We attempt to limit our exposure to interest rate risk by managing the mix of our long-term fixed-rate borrowings and short-term borrowings under the Revolving Facility. Borrowings under the Revolving Facility bear interest, at our option, at a specified premium over the prime rate or at a specified premium over the one-, two-, three-, or six-month London Interbank Offered Rate ("LIBOR"). However, the amount of outstanding borrowings is expected to fluctuate and may be reduced from time to time. The Revolving Facility matures in September 2003.

The following table provides information about our long-term debt at December 31, 2001 (see also "Description of Certain Indebtedness and Capital Stock"):

(amounts in thousands)	Maturity Date	Face Amount	Carrying Value	Estimated Fair Value
Revolving Facility at a weighted average interest rate of approximately 5.4%	September 2003	$ 108,100	$ 108,100	$ 108,100
8⅜% senior notes	February 2008	400,000	400,000	404,800
9⅞% senior subordinated notes	July 2010	375,000	373,662	389,063
8⅞% senior subordinated notes	December 2008	199,900	199,900	193,063
9¾% senior subordinated notes	April 2007	150,000	146,287	152,175
Other notes, interest ranging from 8.0% to 9.0%	Various to June 2007	3,682	3,682	3,682
Market value of interest rate swaps		—	5,459	5,459
Total		$1,236,682	$1,237,090	$1,256,342

We are also exposed to market risk in the form of fluctuations in interest rates and their potential impact upon our debt. This market risk is managed by utilizing derivative financial instruments in accordance with established policies and procedures. We evaluate our exposure to market risk by monitoring interest rates in the marketplace, and do not utilize derivative financial instruments for trading purposes. Our derivative financial instruments consist exclusively of interest rate swap agreements. Interest differentials resulting from these agreements are recorded on an accrual basis as an adjustment to interest expense. Interest rate swaps related to debt are matched with specific fixed-rate debt obligations.

The following table provides information about our financial instruments that are sensitive to changes in interest rates.

	As of December 31,						
(in millions)	2002	2003	2004	2005	2006	Thereafter	Total
Long-term debt (including current portion):							
Fixed-rate	$ 0.3	$ 3.0	$ 0.1	$ 0.1	$ 0.1	$1,119.9	$1,123.5
Average interest rate	8.65%	8.94%	8.50%	8.50%	8.50%	9.25%	9.25%
Variable-rate	—	$108.1	—	—	—	—	$ 108.1
Average interest rate	—	5.37%	—	—	—	—	5.37%
Interest rate swaps:							
Notional amount	—	—	—	—	—	$ 300.0	$ 300.0
Average payable rate	—	—	—	—	—	6.12%	6.12%
Average receivable rate	—	—	—	—	—	9.56%	9.56%

CONSOLIDATED BALANCE SHEETS

(amounts in thousands, except share data)	*December 31,* 2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 66,117	$ 255,984
Receivables, net	15,452	11,128
Income tax receivable	2,403	18,351
Inventories	4,454	3,975
Prepaid gaming tax	14,265	11,072
Prepaid expenses	6,080	5,276
Deferred income tax	4,262	7,248
Total current assets	113,033	313,034
Property and equipment, net	1,106,102	811,449
Goodwill and other intangibles, net	189,095	114,854
Land held for development	98,876	97,949
Investments in joint ventures	72,012	48,229
Other assets, net	77,004	54,913
Total assets	$1,656,122	$1,440,428
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 332	$ 5,684
Accounts payable	22,620	21,871
Accrued payroll and related	19,556	20,335
Construction contracts payable	9,575	5,476
Accrued interest payable	17,559	10,998
Accrued progressives	6,209	6,837
Accrued expenses and other current liabilities	32,955	53,541
Total current liabilities	108,806	124,742
Long-term debt, less current portion	1,236,758	983,941
Deferred income tax, net	40,453	31,336
Other long-term liabilities, net	21,201	11,522
Total liabilities	1,407,218	1,151,541
Commitments and contingencies (Note 7)		
Stockholders' equity:		
Common stock, par value $.01; authorized 135,000,000 shares; 65,349,368 and 63,919,530 shares issued	441	427
Treasury stock, 7,987,882 and 3,552,401 shares, at cost	(99,248)	(41,882)
Additional paid-in capital	300,254	288,794
Deferred compensation—restricted stock	(19,510)	(6,050)
Retained earnings	66,967	47,598
Total stockholders' equity	248,904	288,887
Total liabilities and stockholders' equity	$1,656,122	$1,440,428

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

(amounts in thousands, except per share data)	*For the Years Ended December 31,* 2001	2000	1999
Operating revenues:			
Casino	$659,276	$ 807,880	$ 764,089
Food and beverage	139,983	137,198	141,116
Room	47,558	46,260	42,870
Other	63,980	67,999	62,286
Earnings of Green Valley Ranch Station joint venture	1,380	—	—
Gross revenues	912,177	1,059,337	1,010,361
Promotional allowances	(72,816)	(67,659)	(67,892)
Net revenues	839,361	991,678	942,469
Operating costs and expenses:			
Casino	287,637	372,826	356,365
Food and beverage	85,719	83,879	88,898
Room	19,289	16,416	15,860
Other	35,620	37,077	30,616
Selling, general and administrative	165,977	180,659	190,753
Corporate expense	25,952	26,974	23,007
Depreciation and amortization	69,576	63,346	70,664
Preopening expenses	6,413	3,858	—
Gain on sale of properties	(1,662)	(41,731)	—
Impairment loss	4,001	—	137,435
Missouri/Nevada investigations and fines	—	4,388	—
Restructuring charge	—	1,174	—
	698,522	748,866	913,598
Operating income	140,839	242,812	28,871
Other income (expense):			
Interest expense, net	(97,142)	(94,098)	(84,618)
Interest expense from joint ventures	(199)	—	—
Merger settlement, net of related legal costs	—	—	12,824
Other	(303)	(565)	(4,300)
	(97,644)	(94,663)	(76,094)
Income (loss) before income taxes and extraordinary item	43,195	148,149	(47,223)
Income tax (provision) benefit	(15,550)	(54,098)	14,929
Income (loss) before extraordinary item	27,645	94,051	(32,294)
Extraordinary item—loss on early retirement of debt, net of applicable income tax benefit	(8,276)	(546)	(10,653)
Net income (loss)	19,369	93,505	(42,947)
Preferred stock dividends	—	—	(1,811)
Net income (loss) applicable to common stock	$ 19,369	$ 93,505	$ (44,758)
Basic and diluted earnings (loss) per common share:			
Earnings (loss) applicable to common stock, before extraordinary item:			
Basic	$ 0.48	$ 1.55	$ (0.58)
Diluted	$ 0.46	$ 1.49	$ (0.58)
Earnings (loss) applicable to common stock:			
Basic	$ 0.34	$ 1.55	$ (0.76)
Diluted	$ 0.32	$ 1.48	$ (0.76)
Weighted average common shares outstanding:			
Basic	57,693	60,519	58,692
Diluted	60,037	63,116	58,692

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Stockholders' Equity

(amounts in thousands)	Preferred Stock	Common Stock	Treasury Stock	Additional Paid-in Capital	Deferred Compensation-Restricted Stock	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders' Equity
Balances, December 31, 1998	$ 103,500	$353	$ (2,006)	$168,867	$ (159)	$ (1,149)	$ —	$269,406
Exercise of stock options	—	1	—	827	—	—	—	828
Issuance of restricted stock	—	3	—	7,510	(7,513)	—	—	—
Amortization of deferred compensation	—	—	—	—	240	—	—	240
Preferred stock dividends	—	—	—	—	—	(1,811)	—	(1,811)
Preferred stock conversion	(103,500)	67	—	103,746	—	—	—	313
Purchase of treasury stock, at cost (848 shares)	—	—	(9,856)	—	—	—	—	(9,856)
Other	—	—	—	1,344	—	—	—	1,344
Asset held for sale market valuation adjustment	—	—	—	—	—	—	(716)	(716)
Net loss	—	—	—	—	—	(42,947)	—	(42,947)
Balances, December 31, 1999	—	424	(11,862)	282,294	(7,432)	(45,907)	(716)	216,801
Exercise of stock options	—	3	—	3,146	—	—	—	3,149
Cancellation of restricted stock	—	—	—	(631)	631	—	—	—
Amortization of deferred compensation	—	—	—	—	751	—	—	751
Purchase of treasury stock, at cost (2,384 shares)	—	—	(30,020)	—	—	—	—	(30,020)
Sale of put warrants	—	—	—	2,085	—	—	—	2,085
Other	—	—	—	1,900	—	—	—	1,900
Asset held for sale market valuation adjustment	—	—	—	—	—	—	716	716
Net income	—	—	—	—	—	93,505	—	93,505
Balances, December 31, 2000	—	427	(41,882)	288,794	(6,050)	47,598	—	288,887
Exercise of stock options	—	1	—	1,431	—	—	—	1,432
Issuance of restricted stock	—	13	—	15,116	(15,129)	—	—	—
Cancellation of restricted stock	—	—	—	(189)	189	—	—	—
Amortization of deferred compensation	—	—	—	—	1,480	—	—	1,480
Purchase of treasury stock, at cost (3,470 shares)	—	—	(49,145)	—	—	—	—	(49,145)
Sale of Southwest Gaming	—	—	(8,440)	—	—	—	—	(8,440)
Other	—	—	219	(4,898)	—	—	—	(4,679)
Net income	—	—	—	—	—	19,369	—	19,369
Balances, December 31, 2001	$ —	$441	$(99,248)	$300,254	$(19,510)	$ 66,967	$ —	$248,904

The accompanying notes are an integral part of these consolidated statements.

Consolidated Statements of Cash Flows

(amounts in thousands)	*For the Years Ended December 31,* 2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 19,369	$ 93,505	$ (42,947)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	69,576	63,346	70,664
Amortization of debt discount and issuance costs	6,376	2,979	2,659
Loss on early retirement of debt	12,732	840	16,389
Impairment loss	4,001	—	137,435
Gain on sale of properties	(1,662)	(41,731)	—
Changes in assets and liabilities:			
Decrease (increase) in receivables, net	10,944	(19,613)	6,026
(Increase) decrease in inventories and prepaid expenses	(3,666)	432	(3,113)
Increase (decrease) in deferred income tax	12,103	56,430	(32,733)
Increase (decrease) in accounts payable	898	9,873	(6,893)
(Decrease) increase in accrued expenses and other current liabilities	(15,274)	(321)	25,170
Other, net	(252)	(2,044)	401
Total adjustments	95,776	70,191	216,005
Net cash provided by operating activities	115,145	163,696	173,058
Cash flows from investing activities:			
Capital expenditures	(449,888)	(358,763)	(76,344)
Proceeds from sale of land, property and equipment	12,900	511,576	5,025
Purchase of land held for development	(15,094)	(79,596)	(1,947)
Investments in joint ventures	(23,228)	(58,837)	(2,643)
Assets held for sale	—	—	(37,468)
Increase (decrease) in construction contracts payable	4,099	4,726	(9,649)
Other, net	(11,896)	(11,810)	(8,627)
Net cash (used in) provided by investing activities	(483,107)	7,296	(131,653)
Cash flows from financing activities:			
Borrowings (payments) under bank facility, net	44,100	(313,300)	(1,700)
Principal payments on notes payable	(5,690)	(13,695)	(16,004)
Proceeds from the issuance of senior notes/senior subordinated notes	400,000	373,522	—
Redemption of senior subordinated notes	(206,247)	—	(201,670)
Purchase of treasury stock	(49,145)	(30,020)	(9,856)
Debt issuance costs	(8,110)	(11,721)	(925)
Dividends paid on preferred stock	—	—	(1,811)
Exercise of stock options	1,432	3,149	828
Other, net	1,755	3,985	1,382
Net cash provided by (used in) financing activities	178,095	11,920	(229,756)
Cash and cash equivalents:			
(Decrease) increase in cash and cash equivalents	(189,867)	182,912	(188,351)
Balance, beginning of year	255,984	73,072	261,423
Balance, end of year	$ 66,117	$ 255,984	$ 73,072
Supplemental cash flow disclosures:			
Cash paid for interest, net of amounts capitalized	$ 92,924	$ 93,582	$ 85,176
Cash (received) paid for income taxes, net	$ (17,288)	$ 16,550	$ 15,202
Equipment purchases financed by debt	$ 200	$ —	$ 35
Sale of Southwest Gaming	$ 8,440	$ —	$ —
Preferred stock converted to common stock and additional paid-in capital	$ —	$ —	$ 100,131
Market valuation adjustment for asset held for sale	$ —	$ —	$ 716

The accompanying notes are an integral part of these consolidated statements.

Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies and Basis of Presentation

Basis of Presentation and Organization

Station Casinos, Inc. (the "Company"), a Nevada Corporation, is a gaming company that currently owns and operates eight major hotel/casino properties and two smaller casino properties in the Las Vegas metropolitan area. Until September 30, 2001, the Company also owned and provided slot route management services in southern Nevada. On October 2, 2000, the Company consummated the purchase of substantially all of the assets of the Santa Fe Hotel & Casino for an aggregate purchase price of $205 million and renamed the property Santa Fe Station. Until December 20, 2000, the Company owned and operated St. Charles Riverfront Station, Inc. ("Station Casino St. Charles") located in St. Charles, Missouri and Kansas City Station Corporation ("Station Casino Kansas City") located in Kansas City, Missouri. On December 20, 2000, the Company consummated the sale of substantially all of the assets of Station Casino St. Charles and Station Casino Kansas City (collectively the "Missouri Properties") to Ameristar Casinos, Inc. for an aggregate purchase price of approximately $488 million and recorded a gain of $41.7 million.

On January 4, 2001, the Company consummated the purchase of substantially all of the assets of the Fiesta Casino Hotel for a purchase price of $170 million and renamed the property Fiesta Rancho in December 2001. On January 30, 2001, the Company consummated the purchase of substantially all of the assets of The Reserve Hotel & Casino for an aggregate purchase price of $71.8 million and renamed the property the Fiesta Henderson Casino Hotel in December 2001. In addition, the Company opened Green Valley Ranch Station Casino, a 50% joint venture, on December 18, 2001.

On September 30, 2001, the Company completed a stock-for-stock exchange whereby the Company transferred its stock in Southwest Gaming Services, Inc. to Blake Sartini, its former executive vice-president and chief operating officer, in exchange for Station Casinos' common stock valued at approximately $8.4 million. The Company recorded a gain of $1.7 million during the year ended December 31, 2001 as a result of this transaction.

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Palace Station Hotel & Casino, Inc. ("Palace Station"), Boulder Station, Inc. ("Boulder Station"), Texas Station, LLC ("Texas Station"), Sunset Station, Inc. ("Sunset Station"), Santa Fe Station, Inc. ("Santa Fe Station"), Fiesta Station, Inc. ("Fiesta Rancho"), Lake Mead Station, Inc. ("Fiesta Henderson"), Southwest Gaming Services, Inc., and Wild Wild West Gambling Hall & Hotel ("Wild Wild West"). The Company also owns a 50% interest in Barley's Casino & Brewing Company ("Barley's") and Green Valley Ranch Gaming, LLC ("Green Valley Ranch Station"). All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include investments purchased with an original maturity of 90 days or less.

Inventories

Inventories are stated at the lower of cost or market; cost being determined on a first-in, first-out basis.

Property and Equipment

Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets or the terms of the capitalized lease, whichever is less. Costs of major improvements are capitalized, while costs of normal repairs and maintenance are charged to expense as incurred.

Capitalization of Interest

The Company capitalizes interest costs associated with debt incurred in connection with major construction projects. Interest capitalization ceases once the project is substantially complete or no longer undergoing construction activities to prepare it for its intended use. When no debt is specifically identified as being incurred in connection with such construction projects, the Company capitalizes interest on amounts expended on the project at the Company's weighted average cost of borrowed money. Interest capitalized was approximately $10.9 million, $3.8 million and $0.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Goodwill and Other Intangibles

In connection with the acquisition of Santa Fe Station, the excess of the purchase price over the fair market value of the net assets acquired was $113.3 million and is currently being amortized over 40 years. In connection with the acquisition of Fiesta Rancho, the excess of the purchase price over the fair market value of the net assets acquired was $78.9 million, of which $73.9 million is currently being amortized over 40 years and the remaining $5.0 million for other intangibles is being amortized over five years. Effective January 1, 2002, Statements of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets", will change the accounting for goodwill from an amortization method to an impairment-only approach. See "Recently Issued Accounting Standards" in this Note 1.

Debt Issuance Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense over the terms of the related debt agreements.

Preopening Expenses

Preopening expenses have been expensed as incurred. The construction phase typically covers a period of 12 to 24 months. The majority of preopening costs are incurred in the three months prior to opening. During the year ended December 31, 2001, the Company incurred preopening expenses of $6.4 million, which included costs incurred prior to the acquisitions of Fiesta Rancho and Fiesta Henderson and costs incurred prior to the opening of Green Valley Ranch Station. During the year ended December 31, 2000, the Company incurred preopening expenses of $3.9 million, which included costs incurred prior to the acquisitions of Santa Fe Station, Fiesta Rancho and Fiesta Henderson, the expansion project at Texas Station and costs incurred prior to the opening of Green Valley Ranch Station. During the year ended December 31, 1999, the Company had no preopening expenses.

Interest Rate Swaps

The Company, from time to time, uses interest rate swaps and similar financial instruments to assist in managing interest incurred on its long-term debt. The difference between amounts received and amounts paid under such agreements, as well as any costs or fees, is recorded as a reduction of, or addition to, interest expense as incurred over the life of the swap or similar financial instrument.

Revenues and Promotional Allowances

In accordance with industry practice, the Company recognizes as casino revenues the net win from gaming activities, which is the difference between gaming wins and losses. All other revenues are recognized as the service is provided. Revenues include the retail value of accommodations and food and beverage provided on a complimentary basis to customers. The estimated departmental costs of providing such promotional allowances are included in casino costs and expenses and consist of the following:

	For the Years Ended December 31,		
(amounts in thousands)	2001	2000	1999
Food and beverage	$59,398	$51,545	$51,916
Room	3,482	3,126	2,527
Other	2,634	3,242	3,106
Total	$65,514	$57,913	$57,549

Earnings (Loss) Applicable to Common Stock

In accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings Per Share", basic EPS is computed by dividing net income (loss) applicable to common stock by the weighted average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock options and convertible preferred stock.

The weighted average number of common shares used in the calculation of basic and diluted earnings per share consisted of the following:

	For the Years Ended December 31,	
(amounts in thousands)	2001	2000
Weighted average common shares outstanding (used in calculation of basic earnings per share)	57,693	60,519
Potential dilution from the assumed exercise of stock options	2,344	2,597
Weighted average common and common equivalent shares outstanding (used in calculation of diluted earnings per share)	60,037	63,116

The assumed exercise of stock options for the year ended December 31, 1999 was anti-dilutive and, therefore, not included in the calculation above.

Recently Issued Accounting Standards

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" in July 2001. SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method. The Company believes that this SFAS will not have a significant impact on its results of operations or financial position.

The FASB also issued SFAS No. 142, "Goodwill and Other Intangible Assets" in July 2001. SFAS No. 142 changes the accounting for goodwill from an amortization method to an impairment-only approach. Amortization of goodwill, including goodwill recorded in past business combinations, will cease upon the adoption of SFAS No. 142. The Company will implement SFAS No. 142 on January 1, 2002 and test for impairment in accordance with the provisions of SFAS No. 142 within the first interim period of 2002 and at least annually thereafter. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in that first interim period. At December 31, 2001, the Company had unamortized goodwill that will be subject to the provisions of SFAS No. 142 in the amount of $184.4 million. Amortization expense related to this goodwill was $4.7 million for the year ended December 31, 2001. The impairment tests are currently in process and, upon completion of the tests, the Company anticipates taking an impairment charge related to Fiesta Rancho in the first quarter of 2002. Also, in connection with the purchase of Fiesta Rancho, the Company is amortizing over five years certain additional intangible assets that have a net book value at December 31, 2001 of $4.7 million.

Reclassifications

Certain amounts in the December 31, 2000 and 1999 consolidated financial statements have been reclassified to conform to the December 31, 2001 presentation. These reclassifications had no effect on the previously reported net income (loss).

2. Receivables

Components of receivables are as follows:

	December 31,	
(amounts in thousands)	2001	2000
Casino	$ 7,705	$ 7,376
Hotel	2,470	2,546
Other	9,426	4,144
	19,601	14,066
Allowance for doubtful accounts	(4,149)	(2,938)
Receivables, net	$15,452	$11,128

3. Property and Equipment

Property and equipment consists of the following:

	Estimated	December 31,	
(amounts in thousands)	Life (years)	2001	2000
Land	—	$ 112,383	$ 57,956
Land leases	8–51	4,995	4,995
Buildings and improvements	10–45	857,823	675,696
Furniture, fixtures and equipment	3–7	352,598	258,058
Construction in progress	—	29,479	19,022
		1,357,278	1,015,727
Accumulated depreciation and amortization		(251,176)	(204,278)
Property and equipment, net		$1,106,102	$ 811,449

At December 31, 2001 and 2000, substantially all property and equipment of the Company is pledged as collateral for long-term debt.

4. LAND HELD FOR DEVELOPMENT

The Company has acquired several parcels of land in the Las Vegas valley as part of its development activities. The Company's decision on whether to proceed with any new gaming opportunity is dependent upon future economic and regulatory factors, the availability of financing and competitive and strategic considerations. As many of these considerations are beyond the Company's control, no assurances can be made that the Company will be able to obtain appropriate licensing or be able to secure additional, acceptable financing in order to proceed with any particular project. As of December 31, 2001, the Company had $98.9 million of land held for development. Land held for development consists primarily of four sites that are owned or leased, which comprise 161 acres. In addition, the Company has options to purchase a total of 66 acres adjacent to two of the sites.

Asset Impairment

In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company recorded an impairment loss of $4.0 million and $137.4 million in the years ended December 31, 2001 and 1999, respectively, to adjust the carrying value of its fixed assets and land held for development to their estimated fair value. In the year ended December 31, 2001, the Company recorded a $4.0 million impairment loss after evaluating all options with respect to a 34-acre parcel, near the intersection of Martin Luther King Jr. Drive and Craig Road in North Las Vegas, as the Company does not intend to develop a casino on this site.

In the year ended December 31, 1999, approximately $125.2 million of the impairment loss was related to Station Casino St. Charles. In the fourth quarter of 1999, the Company made a decision to reconfigure the existing Station Casino St. Charles facility to a more efficient layout in response to the new open boarding rules promulgated by the Missouri Gaming Commission that began in September 1999 in the St. Louis market. In March 2000, all gaming operations were moved to the existing barge and the existing riverboat was sold. In accordance with SFAS No. 121, the riverboat and miscellaneous other fixed assets were written down by approximately $15 million to their net realizable value. In addition, the Company performed an evaluation of the carrying values of the remaining assets in St. Charles and determined a $110 million write-down of the asset values was necessary. The write-down was deemed appropriate after a review of the property's asset valuations relative to the Company's near-term investment objectives. In December 2000, the Company sold its Missouri assets. The balance of the impairment loss in the year ended December 31, 1999 resulted primarily from the Company's determination that it would sell a 40-acre parcel of land in Henderson, Nevada. Future development of the property was limited to non-gaming purposes. The resulting write-down of the parcel was necessary to reflect the value of the land as a non-gaming site. This land was subsequently sold in the year ended December 31, 2000.

5. INVESTMENTS IN JOINT VENTURES

The Company has investments in two 50% owned joint ventures, Green Valley Ranch Station Casino and Barley's Casino and Brewing Company that are accounted for under the equity method. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of earnings, losses and distributions of the joint ventures. The investment balance also includes interest capitalized during the construction period, which is amortized against the earnings of the joint venture. In addition, the Company has a 6.7% investment in a joint venture that operates the Palms Casino Resort in Las Vegas, Nevada, and therefore, is accounted for under the cost method. Under the cost method, earnings will be recognized only to the extent that cash is distributed from the joint venture. Investments in joint ventures consist of the following:

	December 31,	
(amounts in thousands)	2001	2000
Green Valley Ranch Station Casino (50.0%)	$52,596	$36,057
Barley's Casino and Brewing Company (50.0%)	2,608	3,019
Palms Casino Resort (6.7%)	16,808	9,153
Investments in joint ventures	$72,012	$48,229

6. Long-term Debt

Long-term debt consists of the following:

(amounts in thousands)	*December 31,* 2001	2000
Amended and restated reducing revolving credit facility, $234.8 million limit at December 31, 2001, due September 30, 2003, interest at a margin above the bank's prime rate or the Eurodollar Rate (5.4% at December 31, 2001)	$ 108,100	$ 64,000
8⅜% senior notes, interest payable semi-annually, principal due February 15, 2008	400,000	—
9⅞% senior subordinated notes, interest payable semi-annually, principal due July 1, 2010, net of unamortized discount of $1.3 million at December 31, 2001	373,662	373,566
8⅞% senior subordinated notes, interest payable semi-annually, principal due December 1, 2008	199,900	199,900
9¾% senior subordinated notes, interest payable semi-annually, principal due April 15, 2007, net of unamortized discount of $3.7 million at December 31, 2001	146,287	145,782
10⅛% senior subordinated notes	—	197,205
Other long-term debt, collateralized by various assets including equipment and land, monthly installments including interest ranging from 8.0% to 9.0% at December 31, 2001	3,682	9,172
Total long-term debt	1,231,631	989,625
Current portion of long-term debt	(332)	(5,684)
Market value of interest rate swaps	5,459	—
Total long-term debt, net	$1,236,758	$983,941

In February 2001, the Company reduced the commitments under its existing bank credit facility (the "Revolving Facility") from $380.8 million to $300.8 million, and then to $234.8 million in December 2001. The Borrowers are the material operating subsidiaries and the Revolving Facility is secured by substantially all of the Company's assets. The Revolving Facility matures on September 30, 2003. The availability under the Revolving Facility will reduce by $0.2 million on December 31, 2002, by $30.6 million on March 31, 2003 and June 30, 2003 and by $173.3 million on September 30, 2003. Borrowings under the Revolving Facility bear interest at a margin above the Alternate Base Rate or the Eurodollar Rate (each, as defined in the Revolving Facility), as selected by the Company. The margin above such rates, and the fee on the unfunded portions of the Revolving Facility, will vary quarterly based on the Company's combined consolidated ratio of debt to EBITDA (each, as defined in the Revolving Facility). As of December 31, 2001, the Borrowers' margin above the Eurodollar Rate on borrowings under the Revolving Facility was 2.75%. The maximum margin for Eurodollar Rate borrowings is 3.00%. The maximum margin for Alternate Base Rate borrowings is 1.50%. As of December 31, 2001, the fee for the unfunded portion of the Revolving Facility was 50 basis points.

The Revolving Facility contains certain financial and other covenants. These include a maximum funded debt to Adjusted EBITDA ratio for the Borrowers combined of 2.25 to 1.00 for each quarter, a minimum fixed charge coverage ratio for the preceding four quarters for the Borrowers combined of 1.50 to 1.00 for each quarter, limitations on indebtedness, limitations on asset dispositions, limitations on investments, limitations on prepayments of indebtedness and rent and limitations on capital expenditures.

As of December 31, 2001, the Borrowers combined funded debt to Adjusted EBITDA ratio was 0.42 to 1.00 and their combined fixed charge coverage ratio for the preceding four quarters ended December 31, 2001 was 1.86 to 1.00. A tranche of the Revolving Facility contains a minimum tangible net worth requirement for Palace Station and certain restrictions on distributions of cash from Palace Station to the Company. As of December 31, 2001, Palace Station's tangible net worth exceeded the requirement by approximately $10.8 million. These covenants limit Palace Station's ability to make payments to the Company, a significant source of anticipated cash for the Company.

In addition, the Revolving Facility has financial and other covenants relating to the Company, including a tangible net worth covenant. On October 26, 2001, the Company amended various covenants contained in the Revolving Facility, including a one-time waiver as of September 30, 2001, for the consolidated funded debt to Adjusted EBITDA ratio. The amendment also raised the maximum consolidated funded debt to Adjusted EBITDA ratio to no more than 6.00 to 1.00 on December 31, 2001 through June 30, 2002, which reduces to 5.75 to 1.00 on September 30, 2002 through December 31, 2002, to 5.25 to 1.00 on March 31, 2003 through June 30, 2003, and to 5.00 to 1.00 on September 30, 2003. Other covenants limit prepayments of indebtedness or rent (including, subordinated debt other than refinancings meeting certain criteria), limitations on asset dispositions, limitations on dividends, limitations on indebtedness, limitations on investments and limitations on capital expenditures. The Revolving Facility also prohibits the Company from holding excess cash and cash equivalents. As of December 31, 2001, the Company's consolidated funded debt to Adjusted EBITDA ratio was 5.48 to 1.00. The Company has pledged the stock of all of its material subsidiaries.

In February 2001, the Company completed an offering of $300.0 million of senior notes due in February 2008 (the "Senior Notes"). The Senior Notes bear interest at a rate equal to 8⅜% per annum and were priced at par. The indentures governing the Senior Notes contain substantially the same covenants as the Company's senior subordinated notes as well as a limitation on liens the Company can incur. The proceeds from the Senior Notes were used to repay amounts outstanding on the Revolving Facility and to redeem $100.0 million in principal amount of the 10⅛% senior subordinated notes due 2006. The redemption of the senior subordinated notes was completed on March 15, 2001. The Company recorded an extraordinary charge of approximately $4.2 million, net of the applicable tax benefit, related to the redemption of the senior subordinated notes.

In May 2001, the Company completed an additional offering of $100.0 million of the Senior Notes. The proceeds from the additional offering of the Senior Notes were used to redeem the remaining $98 million principal amount of the 10⅛% senior subordinated notes due 2006. The redemption of the senior subordinated notes was completed on June 13, 2001. The Company recorded an extraordinary charge of approximately $4.0 million, net of the applicable tax benefit, related to the redemption of the senior subordinated notes.

In July 2000, the Company completed an offering of $375.0 million of senior subordinated notes due in July 2010 that have equal priority with the Company's other senior subordinated notes. The $375.0 million senior subordinated notes bear interest payable semi-annually at a rate of 9⅞%. The discount on the $375.0 million senior subordinated notes was recorded as a reduction to long-term debt. Proceeds from the sale of the $375.0 million senior subordinated notes were used to repay all amounts outstanding on the Company's $200 million term loan and the term loan was terminated. The remaining proceeds were used to reduce amounts outstanding under our Revolving Facility. The Company recorded an extraordinary charge of $0.4 million (net of applicable tax benefit) to reflect the write-off of the unamortized loan costs related to the termination of the term loan.

In December 1998, the Company completed an offering of $199.9 million of senior subordinated notes due in December 2008 that have equal priority with the Company's other senior subordinated notes. The $199.9 million senior subordinated notes bear interest payable semi-annually, at a rate of 8⅞% per year (the "8⅞% Notes"). At December 31, 1998, the Company had deposited the net proceeds from the sale of the 8⅞% Notes and a portion of the funds borrowed under the Revolving Facility in a separate trust account with the trustee under the indenture relating to the 9⅝% senior subordinated notes (the "9⅝% Notes") to redeem and to pay accrued interest and redemption premiums related to the 9⅝% Notes on the redemption date. The redemption occurred on January 4, 1999. The Company recorded an extraordinary charge of $10.4 million (net of applicable tax benefit) to reflect the write-off of the unamortized debt discount, unamortized loan costs and the premium to redeem the 9⅝% Notes.

The indentures governing the Company's senior subordinated notes (the "Notes") and senior notes (the "Indentures") contain certain customary financial and other covenants, which limit the Company and its subsidiaries' ability to incur additional debt and to pay dividends. At December 31, 2001, the Company's Consolidated Coverage Ratio (as defined in the Indentures) was 2.15 to 1.00. The Indentures provide that the Company may not incur additional indebtedness, other than specified types of indebtedness, unless the Consolidated Coverage Ratio is at least 2.00 to 1.00. As a result, the covenant limits the Company's ability to incur additional indebtedness for borrowings under the Revolving Facility not to exceed the greater of $200 million or 1.5 times Operating Cash Flow (as defined) for the four most recent quarters, plus $15 million. The limitation on the incurrence of additional indebtedness and dividend restrictions in the Indentures significantly restricts the Company's ability to pay dividends on its capital stock. On August 10, 2000, the Company completed a consent solicitation with the holders of the Notes to exclude the write-down of assets at Station Casino St. Charles in December 1999 from the definition of consolidated net income. On June 21, 2001, the Company completed a consent solicitation with the holders of the Notes for the 8⅞% senior subordinated notes due 2008 and the 9¾% senior subordinated notes due 2007 to exclude extraordinary or nonrecurring gains or losses from the definition of consolidated net income. The Indentures also give the holders of the Notes the right to require the Company to purchase the Notes at 101% of the principal amount of the Notes plus accrued interest thereon upon a Change of Control and Rating Decline (each as defined in the Indentures) of the Company.

During 2001, the Company entered into various interest rate swaps with members of its bank group to manage interest expense. The interest rate swaps have converted a portion of the Company's fixed-rate debt to a floating rate. As of December 31, 2001, the Company has interest rate swap agreements with a total notional amount of $300.0 million in which it pays a floating rate (weighted average at December 31, 2001 of approximately 6.12%) and receives a fixed rate (weighted average at December 31, 2001 of approximately 9.56%). The net effect of the interest rate swaps resulted in a reduction in interest expense of $4.9 million for the year ended December 31, 2001. The interest rate swaps terminate as follows: $150.0 million in 2007, $50.0 million in 2008, and $100.0 million in 2010.

The above interest rate swaps qualify for the "shortcut" method allowed under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", which allows for an assumption of no ineffectiveness. As such, there is no income statement impact from changes in the fair value of the hedging instruments. Instead, the fair value of the instrument is recorded as an asset or liability on the Company's balance sheet with an offsetting adjustment to the carrying value of the related debt. In accordance with SFAS No. 133, the Company recorded an asset of $5.5 million, representing the fair value of the interest rate swaps and a corresponding increase in long-term debt, as these interest rate swaps are considered highly effective under the criteria established by SFAS No. 133.

The estimated fair value of the Company's long-term debt at December 31, 2001 was approximately $1.25 billion, compared to its book value of approximately $1.23 billion. The estimated fair value amounts were based on quoted market prices on or about December 31, 2001, for the Company's debt securities that are publicly traded. For the Revolving Facility, the fair value approximates the carrying amount of the debt due to the short-term maturities of the individual components of the debt.

Scheduled maturities of long-term debt are as follows (amounts in thousands):

Years Ending December 31,	
2002	$ 332
2003	111,118
2004	121
2005	126
2006	67
Thereafter	1,119,867
Total	$1,231,631

7. COMMITMENTS AND CONTINGENCIES

Boulder Station Lease

The Company entered into a ground lease for 27 acres of land on which Boulder Station is located. The Company leases this land from KB Enterprises, a company owned by Frank J. Fertitta, Jr. and Victoria K. Fertitta (the "Related Lessor"), the parents of Frank J. Fertitta III, Chairman of the Board and Chief Executive Officer of the Company and Lorenzo J. Fertitta, President of the Company. The lease has a maximum term of 65 years, ending in June 2058. The lease provides for monthly payments of $135,525 through June 2003. In July 2003, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return for comparably situated property or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. In July 2008, and every ten years thereafter, the rent will be adjusted by a cost of living factor. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in June 2003, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Texas Station Lease

The Company entered into a ground lease for 47 acres of land on which Texas Station is located. The Company leases this land from Texas Gambling Hall & Hotel, Inc. a company owned by the Related Lessor. The lease has a maximum term of 65 years, ending in July 2060. The lease provides for monthly rental payments of $287,500 through June 2005. In July 2005, and every ten years thereafter, the rent will be adjusted by a cost of living factor. In July 2010, and every ten years thereafter, the rent will be adjusted to the product of the fair market value of the land and the greater of (i) the then prevailing annual rate of return being realized for owners of comparable land in Clark County or (ii) 8% per year. In no event will the rent for any period be less than the immediately preceding period. Pursuant to the ground lease, the Company has an option, exercisable at five-year intervals with the next option in May 2005, to purchase the land at fair market value. The Company's leasehold interest in the property is subject to a lien to secure borrowings under the Revolving Facility.

Sunset Station Lease

In June 1994, the Company entered into a lease agreement for approximately 48 acres of land on which Sunset Station is located. In June 2001, the Company exercised its option to purchase this land for $23.9 million. The purchase price was funded with borrowings from the Company's Revolving Facility.

Operating Leases

The Company leases several parcels of land, buildings and equipment used in its operations. Leases on various parcels ranging from 13 acres to 47 acres have terms expiring between August 2009 and March 2099. Future minimum lease payments required under these operating leases and other noncancelable operating leases are as follows (amounts in thousands):

Years Ending December 31,	
2002	$ 12,720
2003	13,385
2004	13,358
2005	11,996
2006	11,784
Thereafter	633,546
Total	$696,789

Rent expense totaled approximately $11.8 million, $10.9 million and $14.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Green Valley Ranch Station

Green Valley Ranch Station, located at the intersection of Interstate 215 Southern Beltway and Green Valley Parkway in Henderson, Nevada, opened on December 18, 2001. The Company jointly developed the project on 40 acres of a 170-acre multi-use commercial development with GCR Gaming, which is principally owned by members of the Greenspun family. The Company is the managing partner of Green Valley Ranch Station and receives a management fee for its services of two percent of the property's revenues and approximately five percent of EBITDA.

During the third quarter of 2001, the Company completed financing for Green Valley Ranch Station. The financing was completed with a group of banks, and provides for borrowings up to $165.0 million at a margin above the LIBOR rate of up to

250 basis points. Also during the third quarter of 2001, the Company entered into an agreement to swap the majority of this floating rate to a fixed rate that will approximate 6.9% during the term of the loan. The loan requires initial equity contributions from each partner of $50.0 million and equity contributions for a completion guaranty, if necessary (if project costs exceed $300.0 million) and for a limited make-well of $44.0 million, if necessary (based on operating results of the project). Both the completion guaranty and make-well are joint and several obligations of each partner, with GCR Gaming's obligation collateralized. It is currently anticipated that the total cost of the project will exceed $300 million; however, the final cost has not been determined. The make-well agreement will terminate upon achieving a debt to EBITDA ratio of less than or equal to 3.00 to 1.00 and producing EBITDA before management fees of at least $42.0 million. In addition to the initial equity contributions and the bank financing, the Company has completed approximately $35.0 million of equipment financing.

United Auburn Indian Community

In October 1999, the Company entered into a Development Services Agreement and a Management Agreement with the United Auburn Indian Community (the "UAIC"). Subject to the receipt of certain governmental approvals, the Company and the UAIC intend to develop a gaming and entertainment facility on 49 acres, located approximately seven miles north of Interstate 80, in Placer County, California, near Sacramento. In March 2002, the United States Department of the Interior published in the Federal Register a Notice of Final Agency Determination ("Determination") to take certain land into trust for the benefit of the UAIC of California. The publication commences a thirty-day period in which interested parties may seek judicial review of the Determination. However, there can be no assurances when or if the additional government approvals will be received. The scope and the timing of this project have yet to be determined. As of December 31, 2001, the Company had $10.4 million invested in the development of this project. In the event the land is not placed into trust, this investment would be written off.

8. Stockholders' Equity

Common Stock

On May 23, 2000, the Company announced a 3-for-2 stock split. The record date for the stock split was June 30, 2000 and the distribution date was July 17, 2000. Cash was paid for all fractional shares. All share data has been adjusted retroactively in the accompanying consolidated financial statements for the 3-for-2 stock split.

The Company is authorized to issue up to 135,000,000 shares of its common stock, $0.01 par value per share (the "Common Stock"), 65,349,368 shares of which were issued and 7,987,882 shares were held in treasury as of December 31, 2001. Each holder of the Common Stock is entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. Holders of the Common Stock have no cumulative voting, conversion, redemption or preemptive rights or other rights to subscribe for additional shares other than pursuant to the Rights Plan described below. Subject to any preferences that may be granted to the holders of the Company's preferred stock, each holder of Common Stock is entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefore, as well as any distributions to the stockholders and, in the event of liquidation, dissolution or winding up of the Company, is entitled to share ratably in all assets of the Company remaining after payment of liabilities.

Preferred Stock

The Company is authorized to issue up to 5,000,000 shares of its preferred stock, $0.01 par value per share (the "Preferred Stock"). As of June 14, 1999, adjusted for the stock split, the Company redeemed all 2,070,000 shares of its $3.50 Convertible Preferred Stock in exchange for 10,112,448 shares of the Company's Common Stock. The Board of Directors, without further action by the holders of Common Stock, may issue shares of Preferred Stock in one or more series and may fix or alter the rights, preferences, privileges and restrictions, including the voting rights, redemption provisions (including sinking fund provisions), dividend rights, dividend rates, liquidation rates, liquidation preferences, conversion rights and the description and number of shares constituting any wholly unissued series of Preferred Stock. Except as described above, the Board of Directors, without further stockholder approval, may issue shares of Preferred Stock with rights that could adversely affect the rights of the holders of Common Stock. The issuance of shares of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change of control of the Company or other corporate action.

Treasury Stock

On July 27, 2001, the Board of Directors authorized the repurchase of an additional 10 million shares of Common Stock. As a result, the Company is authorized to repurchase up to approximately 19.5 million shares of its Common Stock. In July 2000, the Company entered into an equity forward contract that allowed for shares of the Company's Common Stock to be purchased by a financial institution and held on the Company's behalf. In January 2001, the Company closed out the contract and purchased 3.2 million shares for approximately $46.0 million. As of December 31, 2001, the Company had acquired 8.0 million shares at a cost of $99.2 million, of which approximately 1.0 million shares at a cost of $8.4 million were related to the sale of Southwest Gaming.

Put Warrants

In 2001, the Company sold put warrants on a total of 215,000 shares of its Common Stock and later in 2001, upon exercise of the put warrant, purchased the shares for $2.6 million. During the quarter ended March 31, 2000, the Company sold put warrants on 2.2 million shares of its Common Stock. In April 2000, warrants on 1.1 million shares expired unexercised. In July 2000, the remaining warrants on 1.1 million shares were rolled into another put warrant for 1.1 million shares, which was terminated in August 2000.

Rights Plan

On October 6, 1997, the Company declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of Common Stock. The dividend was paid on October 21, 1997. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Preferred Stock, par value $0.01 per share ("Preferred Shares") of the Company at a price of $40.00 per one one-hundredth of a Preferred Share, subject to adjustment. The Rights are not exercisable until the earlier of 10 days following a public announcement that a person or group of affiliated or associated persons have acquired beneficial ownership of 15% or more of the outstanding Common Stock ("Acquiring Person") or 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer, the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Stock.

The Rights will expire on October 21, 2007. Acquiring Persons do not have the same rights to receive Common Stock as other holders upon exercise of the Rights. Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the proper provisions will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter become void), will thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the exercise price of the Right. In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof, that number of shares of Common Stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. Because of the characteristics of the Rights in connection with a person or group of affiliated or associated persons becoming an Acquiring Person, the Rights may have the effect of making an acquisition of the Company more difficult and may discourage such an acquisition.

9. BENEFIT PLANS

Stock Compensation Programs

The Company has adopted a Stock Compensation Program which includes (i) an Incentive Stock Option Plan for the grant of incentive stock options, (ii) a Compensatory Stock Option Plan providing for the grant of nonqualified stock options, (iii) a Restricted Shares Plan providing for the grant of restricted shares of common stock and (iv) a Nonemployee Director Stock Option Plan, providing for the grant of nonqualified stock options. The Company has also adopted the 1999 Stock Compensation Program (combined with the Stock Compensation Program "the Programs"), which includes (i) the 1999 Compensatory Stock Option Plan providing for the grant of nonqualified stock options to employees who are not officers or directors of the Company and (ii) the 1999

Share Plan which grants shares of common stock to employees based on their length of service with the Company. Officers, key employees, directors (whether employee or nonemployee) and independent contractors or consultants of the Company and its subsidiaries are eligible to participate in the programs. However, only employees of the Company and its subsidiaries are eligible to receive incentive stock options.

A maximum of 17,710,500 shares of common stock has been reserved for issuance under the Programs. Options are granted at the current market price at the date of grant. The plan provides for a variety of vesting schedules, including immediate, twenty percent per year for five years, ten percent per year for ten years, and a cliff vest at the vesting date, to be determined at the time of grant. All options expire ten years from the date of grant.

The Programs will terminate ten years from the date of adoption, unless terminated earlier by the Board of Directors, and no options or restricted shares may be granted under the Programs after such date. Summarized information for the Programs is as follows:

	For the Years Ended December 31,					
	2001		2000		1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding at beginning of the year	10,765,592	$ 9.91	9,908,493	$ 9.01	9,004,995	$ 8.29
Granted	4,298,000	$11.02	1,820,250	$13.93	1,126,149	$14.37
Exercised	(132,638)	$ 6.10	(277,884)	$ 6.18	(107,224)	$ 7.72
Canceled	(293,171)	$12.64	(685,267)	$ 8.93	(115,427)	$ 5.75
Outstanding at end of the year	14,637,783	$10.22	10,765,592	$ 9.91	9,908,493	$ 9.01
Exercisable at end of year	7,655,597	$ 9.64	6,479,932	$ 9.82	5,652,665	$10.09
Options available for grant	510,811		5,808,296		6,914,195	

The following table summarizes information about the options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 3.29–$ 3.58	86,250	6.7	$ 3.57	35,250	$ 3.55
$ 5.00–$ 6.58	2,888,436	6.2	$ 5.12	1,876,748	$ 5.11
$ 7.69–$11.38	5,840,930	6.5	$ 9.05	3,360,930	$ 9.41
$11.54–$16.81	5,822,167	6.5	$14.03	2,382,669	$13.64
	14,637,783	6.5	$10.22	7,655,597	$ 9.64

Restricted stock grants of 1,297,800, 6,000 and 495,000 shares were issued during the years ended December 31, 2001, 2000 and 1999, respectively. The effect of these grants is to increase the issued and outstanding shares of the Company's common stock and decrease the number of shares available for grant in the plan. Deferred compensation is recorded for the restricted stock grants equal to the market value of the Company's common stock on the date of grant. The deferred compensation is amortized over the period the restricted stock vests and is recorded as compensation expense in the accompanying consolidated statements of operations.

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Programs. Accordingly, compensation expense recognized was different than what would have been otherwise recognized under the fair value based method defined in SFAS No. 123, "Accounting for Stock-Based Compensation". Had compensation expense for the plans been determined in accordance with SFAS No. 123, the effect on the Company's net income (loss) applicable to common stock and basic and diluted earnings (loss) per common share would have been as follows:

(amounts in thousands, except per share data)	*For the Years Ended December 31,* 2001	2000	1999
Net income (loss) applicable to common stock:			
As reported	$19,369	$93,505	$(44,758)
Pro forma	$14,150	$89,949	$(48,526)
Basic earnings (loss) per common share:			
As reported	$ 0.34	$ 1.55	$ (0.76)
Pro forma	$ 0.25	$ 1.49	$ (0.83)
Diluted earnings (loss) per common share:			
As reported	$ 0.32	$ 1.48	$ (0.76)
Pro forma	$ 0.24	$ 1.43	$ (0.83)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing method with the following assumptions:

	For the Years Ended December 31, 2001	2000	1999
Expected dividend yield	—	—	—
Expected stock price volatility	52.00%	52.00%	50.00%
Risk-free interest rate	4.03%	6.12%	5.90%
Expected average life of options (years)	3.83	4.36	3.91
Expected fair value of options granted	$ 4.73	$ 6.68	$ 6.31

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to April 1, 1995, the resulting pro forma net income may not be representative of that to be expected in future years.

401(k) Plan

The Company has a defined contribution 401(k) plan, which covers all employees who meet certain age and length of service requirements and allows an employer contribution up to 50 percent of the first four percent of each participating employee's compensation. Plan participants can elect to defer before tax compensation through payroll deductions. These deferrals are regulated under Section 401(k) of the Internal Revenue Code. The Company's matching contribution was approximately $1.7 million, $2.2 million and $2.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

10. EXECUTIVE COMPENSATION PLANS

The Company has employment agreements with certain of its executive officers. These contracts provide for, among other things, an annual base salary, supplemental long-term disability and supplemental life insurance benefits in excess of the Company's normal coverage for employees. In addition, the Company has adopted a Supplemental Executive Retirement Plan for its Chief Executive Officer and a Supplemental Management Retirement Plan for certain key executives as selected by the Human Resources Committee of the Company's Board of Directors. Other executive plans include a Deferred Compensation Plan and a Long-Term Stay-On Performance Incentive Plan.

11. INCOME TAXES

The Company files a consolidated federal income tax return. The benefit (provision) for income taxes for financial reporting purposes consists of the following:

(amounts in thousands)	*For the Years Ended December 31,* 2001	2000	1999
Income tax benefit (provision) from continuing operations	$(15,550)	$(54,098)	$14,929
Tax benefit from extraordinary loss on early retirement of debt	4,456	294	5,736
Total income taxes	$(11,094)	$(53,804)	$20,665

The benefit (provision) for income taxes attributable to the net income (loss) consists of the following:

(amounts in thousands)	*For the Years Ended December 31,* 2001	2000	1999
Current	$ 108	$(22,266)	$(14,960)
Deferred	(11,202)	(31,538)	35,625
Total income taxes	$(11,094)	$(53,804)	$20,665

The income tax benefit (provision) differs from that computed at the federal statutory corporate tax rate as follows:

	For the Years Ended December 31,		
	2001	2000	1999
Federal statutory rate	35.0%	35.0%	35.0%
Lobbying and political	0.7	0.3	(1.2)
Meals and entertainment	2.2	0.6	(0.9)
Credits earned, net	(1.8)	(0.3)	0.8
Sale of subsidiary	(1.5)	—	—
Other, net	1.8	0.9	(1.2)
Effective tax rate	36.4%	36.5%	32.5%

The tax effects of significant temporary differences representing net deferred tax assets and liabilities are as follows:

	December 31,	
(amounts in thousands)	2001	2000
Deferred tax assets:		
Current:		
Accrued vacation, bonuses and group insurance	$ 5,101	$ 6,088
Prepaid gaming taxes	(4,621)	(2,911)
Other	3,782	4,071
Total current	4,262	7,248
Long-term:		
Preopening and other costs, net of amortization	3,248	1,857
Accrued benefits	7,612	5,640
FICA credits	827	—
Alternative minimum tax credits	18,221	16,086
Total long-term	29,908	23,583
Total deferred tax assets	34,170	30,831
Deferred tax liabilities:		
Long-term:		
Temporary differences related to property and equipment	(66,991)	(45,920)
Other	(3,370)	(8,999)
Total deferred tax liabilities	(70,361)	(54,919)
Net	$(36,191)	$(24,088)

The excess of the alternative minimum tax over the regular federal income tax is a tax credit, which can be carried forward indefinitely to reduce future regular federal income tax liabilities. The Company did not record a valuation allowance at December 31, 2001 or 2000 relating to recorded tax benefits because all benefits are more likely than not to be realized.

12. Legal Matters

The Company and its subsidiaries are defendants in various lawsuits relating to routine matters incidental to their business. As with all litigation, no assurances can be provided as to the outcome of the following matters and litigation inherently involves significant costs.

Poulos/Ahearn Case

On April 26, 1994, a suit seeking status as a class action lawsuit was filed by plaintiff, William H. Poulos, et al., as class representative, in the United States District Court, Middle District of Florida, naming 41 manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company. On May 10, 1994, a lawsuit alleging substantially identical claims was filed by another plaintiff, William Ahearn, et al., as class representative, in the United States District Court, Middle District of Florida, against 48 manufacturers, distributors and casino operators of video poker and electronic slot machines, including the Company and most of the other major hotel/casino companies. The lawsuits allege that the defendants have engaged in a course of fraudulent and misleading conduct intended to induce persons to play such games based on a false belief concerning how the gaming machines operate, as well as the extent to which there is an opportunity to win. The two lawsuits have been consolidated into a single action, and have been transferred to the United States District Court for the District of Nevada. On September 26, 1995, a lawsuit alleging substantially identical claims was filed by plaintiff, Larry Schreier, et al., as class representative, in the United States District Court for the District of Nevada, naming 45 manufacturers, distributors, and casino operators of video poker and electronic slot machines, including the Company. Motions to dismiss the Poulos/Ahearn and Schreier cases were filed by defendants. On April 17, 1996, the Poulos/Ahearn lawsuits were dismissed, but plaintiffs were given leave to file Amended Complaints on or before May 31, 1996. On May 31, 1996, an Amended Complaint was filed, naming William H. Poulos, et al., as plaintiff. Defendants filed a motion to dismiss. On August 15, 1996, the Schreier lawsuit was dismissed with leave to amend. On September 27, 1996, Schreier filed an Amended Complaint. Defendants filed motions to dismiss the Amended Complaint. In December 1996, the Court consolidated the Poulos/Ahearn, the Schreier, and a third case not involving the Company and ordered all pending motions be deemed withdrawn without prejudice, including Defendants' Motions to Dismiss the Amended Complaints. The plaintiffs filed a Consolidated Amended Complaint on February 13, 1997. On or about December 19, 1997, the Court issued formal opinions granting in part and denying in part the defendants' motion to dismiss. In so doing, the Court ordered plaintiffs to file an amended complaint in accordance with the Court's orders in January of 1998. Accordingly, plaintiffs amended their complaint and filed it with the United States District Court for the District of Nevada in February 1998. The Company and all other defendants continue to deny the allegations contained in the amended complaint filed on behalf of plaintiffs. The plaintiffs are seeking compensatory, special, consequential, incidental, and punitive damages in unspecified amounts. The defendants have committed to vigorously defend all claims and allegations contained in the consolidated action. The parties have fully briefed the issues regarding class certification, which are currently pending before the court. The Company does not expect that the lawsuits will have a material adverse effect on the Company's financial position or results of operations.

Fitzgerald's Sugar Creek, Inc. v. Kansas City Station Corp., et al.
On December 20, 2000, the Company and Kansas City Station Corporation were named as defendants in an action styled Fitzgerald Sugar Creek, Inc. v. Kansas City Station Corp., et al., No. 00CV230480 (Circuit Court of Jackson County, Missouri). The plaintiff alleges that the defendants are liable for unspecified actual and punitive damages and other relief, based on alleged tortuous interference with the plaintiff's business expectancy of receiving a Missouri gaming license in the Kansas City metropolitan area. The allegations of the petition appear to be based on the same issues involved in the investigation by the Missouri Gaming Commission related to activities of Michael Lazaroff, an attorney who formerly represented the Company in Missouri. The plaintiff also alleges claims based on fraudulent concealment and civil conspiracy. The Company and its subsidiary responded to this lawsuit on January 19, 2001 and moved to remove the case to bankruptcy court in Nevada. On March 29, 2001, the United States Bankruptcy Court for the Western District of Missouri remanded the case to the Circuit Court of Jackson County, Missouri. On April 19, 2001, defendants filed a motion to dismiss plaintiff's petition. On August 10, 2001, the Circuit Court (1) granted that motion to dismiss as to the civil conspiracy claim, and (2) denied that motion to dismiss as to the tortuous interference with business expectancy and fraudulent concealment claims. On November 21, 2001, Philip Griffith and the City of Sugar Creek, Missouri (the "City") were added as plaintiffs in this case. The new plaintiffs also allege claims for tortuous interference with business expectancy and fraudulent concealment. On December 17, 2001, defendants filed a motion to dismiss all of Griffith's and the City's claims. Although no assurance can be made with respect to any litigation, the Company believes that the plaintiff's claims are without merit and does not expect that the lawsuit will have a material adverse effect on the Company's financial position or results of operations.

National Labor Relations Board Charge
On March 29, 2001, the Culinary Workers Union 226 and the Bartenders Union Local 165 (collectively, the "Charging Parties") filed an unfair labor practice charge with the National Labor Relations Board (the "NLRB") against the Company (the "NLRB Charge"). The NLRB Charge alleged that the Company (1) had systematically discriminated in hiring at Santa Fe Station Hotel & Casino based on whether an applicant previously worked at that location and was represented by the Charging Parties, and (2) had failed and refused to recognize and bargain with the Charging Parties as the exclusive collective bargaining representative of a certain unit of employees at that location. On May 31, 2001, the NLRB Regional Director refused to issue a complaint on the NLRB Charge (the "Regional Director's Decision"). On June 14, 2001, the Charging Parties filed an appeal from the Regional Director's Decision with the Director of Office of Appeals for the NLRB. On June 29, 2001, the Director of Office of Appeals for the NLRB denied that appeal.

Harrah's Litigation

On July 13, 2001, the Company and five of its major operating subsidiaries were named as defendants in a lawsuit brought by Harrah's Entertainment, Inc. and Harrah's Operating Company, Inc. in the United States District Court, District of Nevada (CV-S-01-0825-PMP-RJJ). The plaintiffs allege that the Company and the subsidiaries are liable for unspecified actual and punitive damages, and they seek injunctive and other relief, based on allegations that the Company's "Boarding Pass Rewards Program" infringes on various patents held by the plaintiffs. On October 5, 2001, the Company and the subsidiaries filed their answer and counterclaim. The counterclaim seeks a declaratory judgment that plaintiffs' patents (1) are not infringed by the Company's and the subsidiaries' actions, (2) are invalid under federal patent law, and (3) are rendered unenforceable due to plaintiffs' inequitable conduct. While no assurances can be made with respect to any litigation, the Company believes that the plaintiff's claims are without merit and does not expect the outcome of the lawsuit to have a material adverse effect on its financial position or results of operations.

13. Quarterly Financial Information (Unaudited)

(amounts in thousands, except per share amounts)	Net Revenues	Operating Income (loss)	Income (loss) Before Income Taxes and Extraordinary Item	Net Income (loss) Applicable to Common Stock	Diluted Earnings (loss) per Common Share
Year Ended December 31, 2001					
First quarter	$209,722	$41,632	$ 16,783	$ 6,505	$0.11
Second quarter	212,813	36,511	12,261	3,807	0.06
Third quarter	212,413	30,505	7,179	4,595	0.08
Fourth quarter	204,413	32,191	6,972	4,462	0.08
Year Ended December 31, 2000					
First quarter	$254,843	$ 58,306	$ 35,453	$ 22,336	$ 0.35
Second quarter	244,328	55,074	32,638	20,725	0.33
Third quarter	249,062	47,301	24,844	15,569	0.25
Fourth quarter	243,445	82,131	55,214	34,875	0.55
Year Ended December 31, 1999					
First quarter	$229,931	$ 35,776	$ 12,997	$ (4,045)	$(0.08)
Second quarter	235,371	41,552	34,525	21,592	0.39
Third quarter	237,531	42,235	20,976	13,143	0.21
Fourth quarter	239,636	(90,692)	(115,721)	(75,448)	(1.20)

Report of Independent Public Accountants

To the Board of Directors and Stockholders of
Station Casinos, Inc.:

We have audited the accompanying consolidated balance sheets of Station Casinos, Inc. (a Nevada corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Station Casinos, Inc. and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Las Vegas, Nevada
January 29, 2002

Market for Registrant's Common Equity and Related Stockholder Matters

Our Common Stock trades on the New York Stock Exchange under the symbol "STN". On May 23, 2000, we announced a 3-for-2 stock split. The record date for the stock split was June 30, 2000 and the distribution date was July 17, 2000. Cash was paid for all fractional shares. All share data has been adjusted retroactively for the 3-for-2 stock split. The following table sets forth, for the periods indicated, the high and low sale price per share of our Common Stock as reported on the New York Stock Exchange, adjusted for the stock split.

	High	Low
Year Ending December 31, 2001		
First Quarter	**$16.00**	**$12.80**
Second Quarter	**17.43**	**13.15**
Third Quarter	**16.45**	**7.50**
Fourth Quarter	**11.75**	**7.51**
Year Ending December 31, 2000		
First Quarter	$16.17	$11.79
Second Quarter	20.00	13.50
Third Quarter	17.92	12.13
Fourth Quarter	19.13	14.00

As of March 15, 2002, there were 595 holders of record of Station Casinos, Inc. Common Stock.

We have never paid cash dividends on any shares of Common Stock. We do not intend to pay cash dividends in the foreseeable future so that we may reinvest our earnings in the development of our business. The payment of dividends in the future will be at the discretion of our Board of Directors. Restrictions imposed by our debt instruments and other agreements limit the payment of dividends (see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Description of Certain Indebtedness and Capital Stock").

CORPORATE INFORMATION

Board of Directors
Frank J. Fertitta III
Lorenzo J. Fertitta
Glenn C. Christenson
Lowell H. Lebermann, Jr.
James E. Nave, D.V.M.
Timothy N. Poster
Blake L. Sartini
Delise F. Sartini

Corporate Headquarters
Station Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, Nevada 89102
(702) 367-2411 or (800) 544-2411

Mailing Address
Station Casinos, Inc.
P.O. Box 29500
Las Vegas, Nevada 89126-3300
Room Reservations: (800) 634-3101
Internet: www.stationcasinos.com

Independent Accountants
Arthur Andersen LLP
3773 Howard Hughes Parkway
Suite 500
Las Vegas, Nevada 89109

Legal Counsel
Milbank, Tweed, Hadley & McCloy LLC
601 South Figueroa Street
30th Floor
Los Angeles, California 90017

Annual Report on Form 10-K
The Annual Report on Form 10-K of Station Casinos, Inc. filed with the Securities and Exchange Commission may be obtained upon written request and without charge. Requests should be directed to Glenn C. Christenson, Chief Financial Officer and Treasurer, at the corporate mailing address.

Annual Meeting
The Annual Meeting of Stockholders will be held at 10:00 AM Pacific Daylight Time, on May 22, 2002, at Green Valley Ranch Station, 2300 Paseo Verde, Henderson, Nevada. March 25, 2002 is the record date for determining the stockholders entitled to notice of and to vote at the Annual Meeting of Stockholders.

Common Stock
The Company's common stock trades on the New York Stock Exchange under the symbol "STN."

Other Publicly Traded Securities
Over-the-Counter

Station Casinos, Inc.
9¾% Senior Subordinated Notes
Due April 15, 2007

Station Casinos, Inc.
8⅞% Senior Subordinated Notes
Due December 1, 2008

Station Casinos, Inc.
9⅞% Senior Subordinated Notes
Due July 1, 2010

Station Casinos, Inc.
8⅜% Senior Notes
Due February 15, 2008

Agent and Trustees
Wells Fargo Shareowner Services
161 North Concord Exchange
South Saint Paul, Minnesota 55075

First Union National Bank
123 South Broad Street
Philadelphia, Pennsylvania 19109
Trustee for the 9¾%, 8⅞% and 9⅞% Senior Subordinated Notes

The Bank of New York
5 Penn Plaza
New York, New York 10001
Trustee for the 8⅜% Senior Notes

Forward-Looking Statements
When used in this report and elsewhere by management from time to time, the words "believes," "anticipates," and "expects" and similar expressions are intended to identify forward-looking statements with respect to the financial condition, results of operations and the business of Station Casinos, Inc. (the "Company") and its subsidiaries including the expansion, development and acquisition projects, legal proceedings and employee matters of the Company and its subsidiaries. Certain important factors, including but not limited to, financial market risks, could cause the Company's actual results to differ materially from those expressed in the Company's forward-looking statements. Further information on potential factors which could affect the financial condition, results of operations and business of the Company and its subsidiaries, including, without limitation, the ability to maintain existing management, integration of acquisitions, competition within the gaming industry, the cyclical nature of the hotel business and gaming business, economic conditions, development and construction risk, regulatory matters and litigation are included in the filings of the Company with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of the date thereof. The Company undertakes no obligation to publicly release any revisions to such forward-looking statements to reflect events or circumstances after the date hereof.

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STATION CASINOS INC.

2411 West Sahara Avenue, Las Vegas, Nevada 89102
P.O. Box 29500, Las Vegas, Nevada 89126-3300 702.367.2411 or 800.544.2411
www.stationcasinos.com